SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2023 to 06/30/2023	7
01/01/2022 to 06/30/2022	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet – Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2023 to 06/30/2023	15
01/01/2022 to 06/30/2022	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the financial information	38
Comments on the Performance of Business Projections	83
Reports and Statements
Unqualified Independent Auditors’ Review Report	87
Officers Statement on the Financial Statements	89
Officers Statement on Auditor’s Report	90

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Period 6/30/2023
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

1

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
1	Total Assets	57,267,132	61,196,813
1.01	Current assets	11,981,731	15,264,617
1.01.01	Cash and cash equivalents	1,644,167	2,839,405
1.01.02	Financial investments	1,202,825	1,207,610
1.01.02.01	Financial investments measured a fair value through profit or loss	1,167,137	1,184,895
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,167,137	1,184,895
1.01.02.03	Financial investments at amortized cost	35,688	22,715
1.01.03	Trade receivables	1,544,930	1,956,531
1.01.04	Inventory	5,704,913	7,413,421
1.01.06	Recoverable taxes	1,129,359	1,137,460
1.01.08	Other current assets	755,537	710,190
1.01.08.03	Others	755,537	710,190
1.01.08.03.04	Prepaid expenses	237,446	244,416
1.01.08.03.06	Dividends receivable	235,782	295,480
1.01.08.03.07	Others	282,309	170,294
1.02	Non-current assets	45,285,401	45,932,196
1.02.01	Long-term assets	9,303,211	9,167,437
1.02.01.03	Financial investments at amortized cost	110,842	140,510
1.02.01.07	Deferred taxes assets	3,082,109	3,256,712
1.02.01.10	Other non-current assets	6,110,260	5,770,215
1.02.01.10.03	Judicial deposits	218,218	231,627
1.02.01.10.04	Recoverable taxes	966,930	879,695
1.02.01.10.06	Prepaid expenses	60,229	58,950
1.02.01.10.11	Receivable from related parties	3,641,847	3,377,049
1.02.01.10.12	Others	1,223,036	1,222,894
1.02.02	Investments	27,932,253	28,918,775
1.02.02.01	Equity interest	27,793,309	28,778,632
1.02.02.02	Investment Property	138,944	140,143
1.02.03	Property, plant and equipment	7,996,194	7,786,485
1.02.03.01	Property, plant and equipment in operation	7,388,298	6,874,631
1.02.03.02	Right of use in leases	10,999	11,433
1.02.03.03	Property, plant and equipment in progress	596,897	900,421
1.02.04	Intangible assets	53,743	59,499

2

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
2	Total Liabilities	57,267,132	61,196,813
2.01	Current liabilities	12,911,194	14,644,052
2.01.01	Payroll and related taxes	188,894	150,192
2.01.02	Trade payables	3,080,122	3,684,793
2.01.03	Tax payables	275,796	397,496
2.01.04	Borrowings and financing	5,915,173	3,419,019
2.01.05	Other payables	3,426,993	6,961,181
2.01.05.02	Others	3,426,993	6,961,181
2.01.05.02.01	Dividends and interests on shareholder´s equity	4,644	598,267
2.01.05.02.04	Advances from customers	83,318	83,300
2.01.05.02.07	Derivative financial instruments	30,998	-
2.01.05.02.09	Trade payables – Forfaiting and Drawee risk	2,519,299	5,318,425
2.01.05.02.10	Lease liabilities	11,216	8,451
2.01.05.02.11	Other payables	777,518	952,738
2.01.06	Provisions	24,216	31,371
2.01.06.01	Provision for tax, social security, labor and civil risks	24,216	31,371
2.02	Non-current liabilities	25,873,962	27,063,294
2.02.01	Borrowings and financing	17,014,332	17,994,249
2.02.02	Other payables	145,024	148,990
2.02.02.02	Others	145,024	148,990
2.02.02.02.06	Derivative financial instruments	-	58,005
2.02.02.02.07	Lease liabilities	1,216	4,729
2.02.02.02.08	Trade payables	19,737	14,352
2.02.02.02.09	Others	124,071	71,904
2.02.04	Provisions	8,714,606	8,920,055
2.02.04.01	Provision for tax, social security, labor and civil risks	410,469	390,445
2.02.04.02	Other provisions	8,304,137	8,529,610
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	165,600	158,213
2.02.04.02.04	Pension and healthcare plan	537,290	537,290
2.02.04.02.05	Provision for losses on investments	7,601,247	7,834,107
2.03	Shareholders’ equity	18,481,976	19,489,467
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	7,374,442	8,988,442
2.03.04.01	Legal reserve	1,158,925	1,158,925
2.03.04.02	Statutory reserve	6,215,517	6,215,517
2.03.04.08	Proposed Additional Dividend	-	1,614,000
2.03.05	Accumulated earnings (losses)	(742,793)	-
2.03.08	Other comprehensive income	1,577,607	228,305

3

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date 01/01/2023 to 06/30/2023	Same quarter previous year 04/01/2022 to 06/30/2022	YTD previous year 01/01/2022 to 06/30/2022
3.01	Revenues from sale of goods and rendering of services	4,878,076	9,348,143	6,139,087	12,537,589
3.02	Costs from sale of goods and rendering of services	(4,611,523)	(8,702,487)	(4,894,623)	(9,762,356)
3.03	Gross profit	266,553	645,656	1,244,464	2,775,233
3.04	Operating (expenses)/income	134,319	(643,914)	(516,257)	532,629
3.04.01	Selling expenses	(184,478)	(395,967)	(221,285)	(463,615)
3.04.02	General and administrative expenses	(82,717)	(136,621)	(60,660)	(110,326)
3.04.04	Other operating income	(35,407)	12,540	18,022	37,592
3.04.05	Other operating expenses	(311,527)	(1,102,012)	(572,375)	(751,829)
3.04.06	Equity in results of affiliated companies	748,448	978,146	320,041	1,820,807
3.05	Income before financial income (expenses) and taxes	400,872	1,742	728,207	3,307,862
3.06	Financial income (expenses)	(732,232)	(1,333,570)	(605,967)	(1,361,652)
3.06.01	Financial income	73,552	263,876	(597,115)	(721,877)
3.06.02	Financial expenses	(805,784)	(1,597,446)	(8,852)	(639,775)
3.06.02.01	Net exchange differences over financial instruments	(149,538)	(236,470)	539,603	407,728
3.06.02.02	Financial expenses	(656,246)	(1,360,976)	(548,455)	(1,047,503)
3.07	Income before income taxes	(331,360)	(1,331,828)	122,240	1,946,210
3.08	Income tax and social contribution	514,963	589,035	75,086	(542,482)
3.08.01	Current	195,434	181,446	(125,014)	(237,397)
3.08.02	Deferred	319,529	407,589	200,100	(305,085)
3.09	Net income from continued operations	183,603	(742,793)	197,326	1,403,728
3.11	Net income for the year	183,603	(742,793)	197,326	1,403,728
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.13845	(0.56014)	0.14877	1.05710
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.13845	(0.56014)	0.14877	1.05710

4

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date 01/01/2023 to 06/30/2023	Same quarter previous year 04/01/2022 to 06/30/2022	YTD previous year 01/01/2022 to 06/30/2022
4.01	Net income for the year	183,603	(742,793)	197,326	1,403,728
4.02	Other comprehensive income	686,522	1,349,302	(1,023,023)	(282,869)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	670	1,342	25	56
4.02.04	Reflex treasury shares acquired by subsidiary	(169,291)	(198,093)	155,081	(585,971)
4.02.11	(Loss)/gain cash flow hedge accounting, net of taxes	575,793	889,539	(1,282,476)	117,472
4.02.13	Cash flow hedge reclassified to income upon realization, net of taxes	6,621	239,735	341,734	421,030
4.02.15	(Loss)/gain cash flow hedge accounting, net taxes, from investments in subsidiaries	272,729	416,779	(237,387)	(235,456)
4.03	Comprehensive income for the year	870,125	606,509	(825,697)	1,120,859

5

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 06/30/2023	YTD previous year 01/01/2022 to 06/30/2022
6.01	Net cash from operating activities	(401,881)	2,912,298
6.01.01	Cash from operations	(156,495)	1,792,049
6.01.01.01	Net income for the period	(742,793)	1,403,728
6.01.01.02	Financial charges in borrowing and financing raised	799,557	571,407
6.01.01.03	Financial charges in borrowing and financing granted	(118,574)	(82,010)
6.01.01.04	Depreciation, amortization and depletion	558,761	516,621
6.01.01.05	Equity in results of affiliated companies	(978,146)	(1,820,807)
6.01.01.06	Deferred taxes assets	(407,589)	305,085
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	12,869	(6,875)
6.01.01.09	Monetary and exchange variations, net	751,026	(80,115)
6.01.01.10	Updated shares – Fair value through profit or loss	17,758	1,033,056
6.01.01.12	Write-off and estimated losses net of reversal	(1,314)	282
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	7,387	5,416
6.01.01.14	Charges on lease liabilities	628	846
6.01.01.15	Accrued for consumption and services	(16,445)	(2,080)
6.01.01.18	Dividends USIMINAS	(51,111)	(103,671)
6.01.01.19	Other provisions	11,491	51,166
6.01.02	Changes in assets and liabilities	(245,386)	1,120,249
6.01.02.01	Trade receivables - third parties	2,485	38,477
6.01.02.02	Trade receivables - related party	345,511	429,502
6.01.02.03	Inventory	1,636,471	(95,441)
6.01.02.04	Receivables - related parties/dividends	1,979,543	2,431,565
6.01.02.05	Recoverable taxes	(79,134)	414,779
6.01.02.06	Judicial deposits	13,409	(16,078)
6.01.02.07	Derivative transactions received	15,340	-
6.01.02.09	Trade payables	(562,692)	(551,701)
6.01.02.10	Trade payables – Forfaiting and Drawee risk	(2,799,126)	(535,835)
6.01.02.11	Payroll and related taxes	38,701	37,634
6.01.02.12	Tax payables	(58,774)	(456,291)
6.01.02.14	Payables to related parties	(13,090)	65,032
6.01.02.16	Interest paid	(741,416)	(489,841)
6.01.02.17	Interest received	1,565	1,593
6.01.02.19	Others	(24,179)	(153,146)
6.02	Net cash investment activities	(970,065)	(1,061,880)
6.02.01	Investments / AFAC / Acquisitions of Shares	(110,782)	(278,399)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(717,519)	(633,551)
6.02.08	Intercompany loans granted	(161,052)	(150,312)
6.02.09	Intercompany loans received	2,592	2,383
6.02.11	Financial Investments, net of redemption	16,696	(2,001)
6.03	Net cash used in financing activities	176,708	(1,302,510)
6.03.01	Borrowings and financing raised	5,125,458	1,196,064
6.03.02	Transactions cost - Borrowings and financing	(6,506)	(5,188)
6.03.03	Borrowings and financing – related parties	153,864	1,039,378
6.03.04	Amortization of leases	(5,282)	(4,331)
6.03.05	Amortization of borrowings and financing	(2,346,132)	(2,339,156)
6.03.06	Amortization of borrowings and financing - related parties	(530,449)	(107,673)
6.03.07	Dividends and interest on shareholder’s equity	(2,214,245)	(673,129)
6.03.08	Share repurchase	-	(408,475)
6.05	Increase (decrease) in cash and cash equivalents	(1,195,238)	547,908
6.05.01	Cash and equivalents at the beginning of the year	2,839,405	3,885,265
6.05.02	Cash and equivalents at the end of the year	1,644,167	4,433,173

6

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2023 to 06/30/2023
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467
5.03	Adjusted opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467
5.04	Capital transaction with shareholders	-	-	(1,614,000)	-	-	(1,614,000)
5.04.06	Dividends	-	-	(1,614,000)	-	-	(1,614,000)
5.05	Total comprehensive income	-	-	-	(742,793)	1,349,302	606,509
5.05.01	Net income for the period	-	-	-	(742,793)	-	(742,793)
5.05.02	Other comprehensive income	-	-	-	-	1,349,302	1,349,302
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(198,093)	(198,093)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	1,342	1,342
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,546,053	1,546,053
5.07	Closing balance	10,240,000	32,720	7,374,442	(742,793)	1,577,607	18,481,976

7

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 06/30/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998
5.04	Capital transaction with shareholders	-	-	(395,180)	-	224,806	(170,374)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)
5.04.08	(Loss) / gain on the percentage change in investments	-	-	-	-	224,806	224,806
5.04.10	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-
5.04.11	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-
5.05	Total comprehensive income	-	-	-	1,403,728	(282,869)	1,120,859
5.05.01	Net income for the period	-	-	-	1,403,728	-	1,403,728
5.05.02	Other comprehensive income	-	-	-	-	(282,869)	(282,869)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(585,971)	(585,971)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	56	56
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	303,046	303,046
5.07	Closing balance	10,240,000	32,720	9,697,708	1,403,728	(108,673)	21,265,483

8

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 06/30/2023	YTD previous year 01/01/2022 to 06/30/2022
7.01	Revenues	11,291,561	15,156,167
7.01.01	Sales of products and rendering of services	11,268,196	15,136,063
7.01.02	Other revenues	14,606	9,834
7.01.04	Allowance for (reversal of) doubtful debts	8,759	10,270
7.02	Raw materials acquired from third parties	(10,484,751)	(11,807,941)
7.02.01	Cost of sales and services	(9,644,967)	(10,778,847)
7.02.02	Materials, electric power, outsourcing and other	(816,177)	(951,557)
7.02.03	Impairment/recovery of assets	(23,607)	(77,537)
7.03	Gross value added	806,810	3,348,226
7.04	Retentions	(558,370)	(516,319)
7.04.01	Depreciation, amortization and depletion	(558,370)	(516,319)
7.05	Value added created	248,440	2,831,907
7.06	Value added received	1,401,745	2,837,249
7.06.01	Equity in results of affiliates companies	978,146	1,820,807
7.06.02	Financial income	263,876	308,825
7.06.03	Others	159,723	707,617
7.06.03.01	Other and exchange gains	159,723	707,617
7.07	Value added for distribution	1,650,185	5,669,156
7.08	Value added distributed	1,650,185	5,669,156
7.08.01	Personnel	686,288	618,594
7.08.01.01	Salaries and wages	495,287	475,769
7.08.01.02	Benefits	158,003	113,188
7.08.01.03	Severance payment (FGTS)	32,998	29,637
7.08.02	Taxes, fees and contributions	(54,155)	1,267,837
7.08.02.01	Federal	(200,943)	1,040,473
7.08.02.02	State	146,788	227,364
7.08.03	Remuneration on third-party capital	1,760,845	2,378,997
7.08.03.01	Interest	1,168,747	579,028
7.08.03.02	Rental	3,676	903
7.08.03.03	Other and passive exchange variations	588,422	1,799,066
7.08.04	Remuneration on Shareholders' capital	(742,793)	1,403,728
7.08.04.03	Retained earnings (accumulated losses)	(742,793)	1,403,728

9

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
1	Total assets	83,866,380	85,354,359
1.01	Current assets	28,283,039	30,612,360
1.01.01	Cash and cash equivalents	11,975,423	11,991,356
1.01.02	Financial investments	1,204,679	1,456,485
1.01.02.01	Financial investments measured a fair value through profit or loss	1,167,137	1,184,895
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,167,137	1,184,895
1.01.02.03	Financial investments at amortized cost	37,542	271,590
1.01.03	Trade receivables	2,671,612	3,233,164
1.01.04	Inventory	9,508,614	11,289,229
1.01.06	Recoverable taxes	1,986,314	1,865,626
1.01.08	Other current assets	936,397	776,500
1.01.08.03	Others	936,397	776,500
1.01.08.03.03	Derivative financial instruments	140,928	-
1.01.08.03.04	Prepaid expenses	382,556	347,870
1.01.08.03.06	Dividends receivable	77,377	77,377
1.01.08.03.07	Others	335,536	351,253
1.02	Non-current assets	55,583,341	54,741,999
1.02.01	Long-term assets	12,812,185	12,364,418
1.02.01.03	Financial investments at amortized cost	127,242	156,185
1.02.01.05	Inventory	1,231,360	1,045,665
1.02.01.07	Deferred taxes assets	4,977,852	5,095,718
1.02.01.10	Other non-current assets	6,475,731	6,066,850
1.02.01.10.03	Judicial deposits	537,525	533,664
1.02.01.10.04	Recoverable taxes	1,427,358	1,317,132
1.02.01.10.06	Prepaid expenses	80,208	82,586
1.02.01.10.11	Receivable from related parties	3,168,120	2,869,532
1.02.01.10.12	Others	1,262,520	1,263,936
1.02.02	Investments	5,308,032	5,219,082
1.02.02.01	Equity interest	5,150,485	5,060,002
1.02.02.02	Investment Property	157,547	159,080
1.02.03	Property, plant and equipment	26,812,536	26,370,445
1.02.03.01	Property, plant and equipment in operation	22,405,977	21,700,015
1.02.03.02	Right of use in leases	701,683	644,880
1.02.03.03	Property, plant and equipment in progress	3,704,876	4,025,550
1.02.04	Intangible assets	10,650,588	10,788,054

10

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 06/30/2023	Previous Year 12/31/2022
2	Total Liabilities	83,866,380	85,354,359
2.01	Current liabilities	18,537,814	22,475,119
2.01.01	Payroll and related taxes	486,135	422,495
2.01.02	Trade payables	6,248,846	6,596,915
2.01.03	Tax payables	702,210	870,333
2.01.04	Borrowings and financing	5,615,593	5,193,636
2.01.05	Other payables	5,444,605	9,318,651
2.01.05.02	Others	5,444,605	9,318,651
2.01.05.02.01	Dividends and interests on shareholder´s equity	4,955	611,307
2.01.05.02.04	Advances from customers	1,467,095	1,120,072
2.01.05.02.07	Derivative financial instruments	30,998	416,935
2.01.05.02.09	Trade payables – Forfaiting and Drawee risk	2,878,420	5,709,069
2.01.05.02.10	Lease liabilities	163,355	177,010
2.01.05.02.11	Other payables	899,782	1,284,258
2.01.06	Provisions	40,425	73,089
2.01.06.01	Provision for tax, social security, labor and civil risks	40,425	73,089
2.02	Non-current liabilities	44,708,983	41,063,196
2.02.01	Borrowings and financing	36,054,194	35,725,106
2.02.02	Other payables	5,151,728	2,216,418
2.02.02.02	Others	5,151,728	2,216,418
2.02.02.02.03	Advances from customers	3,833,205	943,919
2.02.02.02.06	Derivative financial instruments	68,399	69,472
2.02.02.02.07	Lease liabilities	596,036	516,836
2.02.02.02.08	Trade payables	27,916	46,269
2.02.02.02.09	Others	626,172	639,922
2.02.03	Deferred taxes assets	564,325	216,950
2.02.04	Provisions	2,938,736	2,904,722
2.02.04.01	Provision for tax, social security, labor and civil risks	1,393,164	1,411,736
2.02.04.02	Other provisions	1,545,572	1,492,986
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	990,287	937,657
2.02.04.02.04	Pension and healthcare plan	555,329	555,329
2.02.04.02.05	Provision for losses on investments	(44)	-
2.03	Shareholders’ equity	20,619,583	21,816,044
2.03.01	Paid-up capital	10,240,000	10,240,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	7,374,442	8,988,442
2.03.04.01	Legal reserve	1,158,925	1,158,925
2.03.04.02	Statutory reserve	6,215,517	6,215,517
2.03.04.08	Proposed Additional Dividend	-	1,614,000
2.03.05	Accumulated earnings (losses)	(742,793)	-
2.03.08	Other comprehensive income	1,577,607	228,305
2.03.09	Earnings attributable to the non-controlling interests	2,137,607	2,326,577

11

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date 01/01/2023 to 06/30/2023	Same quarter previous year 04/01/2022 to 06/30/2022	YTD previous year 01/01/2022 to 06/30/2022
3.01	Revenues from sale of goods and rendering of services	10,989,111	22,307,801	10,565,922	22,335,788
3.02	Costs from sale of goods and rendering of services	(8,745,660)	(16,819,136)	(7,560,441)	(14,847,726)
3.03	Gross profit	2,243,451	5,488,665	3,005,481	7,488,062
3.04	Operating (expenses)/income	(1,102,487)	(3,767,180)	(1,234,203)	(2,161,450)
3.04.01	Selling expenses	(879,942)	(1,740,455)	(503,932)	(947,928)
3.04.02	General and administrative expenses	(201,789)	(361,670)	(146,922)	(290,252)
3.04.04	Other operating income	(53,557)	41,172	26,215	49,616
3.04.05	Other operating expenses	(74,501)	(1,835,038)	(663,970)	(1,046,551)
3.04.06	Equity in results of affiliated companies	107,302	128,811	54,406	73,665
3.05	Income before financial income (expenses) and taxes	1,140,964	1,721,485	1,771,278	5,326,612
3.06	Financial income (expenses)	(1,185,909)	(2,375,536)	(890,012)	(2,015,249)
3.06.01	Financial income	249,015	593,834	(462,956)	(498,815)
3.06.02	Financial expenses	(1,434,924)	(2,969,370)	(427,056)	(1,516,434)
3.06.02.01	Net exchange differences over financial instruments	(79,960)	(327,258)	583,747	462,423
3.06.02.02	Financial expenses	(1,354,964)	(2,642,112)	(1,010,803)	(1,978,857)
3.07	Income before income taxes	(44,945)	(654,051)	881,266	3,311,363
3.08	Income tax and social contribution	328,243	114,801	(511,935)	(1,578,089)
3.08.01	Current	99,131	(258,262)	(692,486)	(1,270,201)
3.08.02	Deferred	229,112	373,063	180,551	(307,888)
3.09	Net income from continued operations	283,298	(539,250)	369,331	1,733,274
3.11	Consolidated net income for the year	283,298	(539,250)	369,331	1,733,274
3.11.01	Earnings attributable to the controlling interests	183,603	(742,793)	197,326	1,403,728
3.11.02	Earnings it attributable to the non-controlling interests	99,695	203,543	172,005	329,546
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.13845	(0.56014)	0.14877	1.05710
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.13845	(0.56014)	0.14877	1.05710

12

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 04/01/2023 to 06/30/2023	Year to date 01/01/2023 to 06/30/2023	Year to date 01/01/2023 to 06/30/2023	Year to date 01/01/2023 to 06/30/2023
4.01	Consolidated net income for the year	283,298	(539,250)	369,331	1,733,274
4.02	Other comprehensive income	755,757	1,455,112	(1,083,398)	(342,641)
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	672	1,351	(41)	56
4.02.04	Cumulative translation adjustments for the year	(169,291)	(198,093)	155,081	(585,971)
4.02.10	Losses in cash flow hedge	575,793	889,539	(1,166,286)	260,622
4.02.12	Cash flow hedge reclassified to income upon realization, net of taxes	6,621	239,735	225,544	277,880
4.02.15	(Loss)/gain cash flow hedge accounting from investments in subsidiaries, net taxes	341,962	522,580	(297,696)	(295,228)
4.03	Consolidated comprehensive income for the year	1,039,055	915,862	(714,067)	1,390,633
4.03.01	Earnings attributable to the controlling interests	870,125	606,509	(825,697)	1,120,859
4.03.02	Earnings it attributable to the non-controlling interests	168,930	309,353	111,630	269,774

13

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 06/30/2023	YTD previous year 01/01/2022 to 06/30/2022
6.01	Net cash from operating activities	1,668,650	(983,646)
6.01.01	Cash from operations	2,635,704	4,498,374
6.01.01.01	Earnings attributable to the controlling interests	(742,793)	1,403,728
6.01.01.02	Earnings attributable to the non-controlling interests	203,543	329,546
6.01.01.03	Financial charges in borrowing and financing raised	1,661,173	1,123,146
6.01.01.04	Financial charges in borrowing and financing granted	(90,838)	(69,714)
6.01.01.05	Depreciation, amortization and depletion	1,614,863	1,320,050
6.01.01.06	Equity in results of affiliated companies	(128,811)	(73,665)
6.01.01.07	Deferred taxes assets	(373,063)	307,888
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(66,405)	6,190
6.01.01.09	Monetary and exchange variations, net	512,755	(861,285)
6.01.01.12	Updated shares – Fair value through profit or loss	17,758	1,033,056
6.01.01.13	Charges on lease liabilities	35,528	34,124
6.01.01.14	Accrued for consumption and services	(51,704)	11,291
6.01.01.15	Write-off and estimated losses net of reversal	725	6,612
6.01.01.17	Provision for environmental liabilities and decommissioning of assets	52,587	38,493
6.01.01.19	Dividends USIMINAS	(51,140)	(103,672)
6.01.01.20	Other provisions	41,526	(7,414)
6.01.02	Changes in assets and liabilities	(967,054)	(5,482,020)
6.01.02.01	Trade receivables - third parties	533,479	(986,383)
6.01.02.02	Trade receivables - related party	44,495	40,232
6.01.02.03	Inventory	1,453,123	(331,276)
6.01.02.04	Dividends received	51,140	103,672
6.01.02.05	Recoverable taxes	(230,914)	386,763
6.01.02.06	Judicial deposits	(3,861)	(17,060)
6.01.02.08	Trade payables	(342,038)	(616,644)
6.01.02.09	Trade payables – Forfaiting and Drawee risk	(2,830,649)	(269,053)
6.01.02.10	Payroll and related taxes	65,552	61,784
6.01.02.11	Tax payables	(224,357)	(2,292,821)
6.01.02.13	Payables to related parties	(78,176)	52,059
6.01.02.14	Advances from customers	3,186,240	(393,005)
6.01.02.15	Interest paid	(1,672,086)	(1,057,410)
6.01.02.16	Receipt/(payment) of cash flow hedge operations	(793,899)	22,286
6.01.02.18	Others	(125,103)	(185,164)
6.02	Net cash investment activities	(1,631,093)	(2,395,977)
6.02.01	Cash received from the acquisition of investments -Topázio and Santa Ana	-	6,486
6.02.02	Investments	(141,369)	(272,239)
6.02.03	Purchase of property, plant and equipment, intangible assets and investment property	(1,654,963)	(1,539,406)
6.02.11	Intercompany loans granted	(101,912)	(112,693)
6.02.13	Financial Investments, net of redemption	262,993	(11,972)
6.02.14	Intercompany loans and interest received	4,158	-
6.02.15	Acquisition of investments in Topázio Energética, Santa Ana and Brasil Central	-	(466,153)
6.03	Net cash used in financing activities	(94,470)	1,636,655
6.03.01	Borrowings and financing raised	7,270,697	9,545,800
6.03.03	Transactions cost - Borrowings	(107,075)	(232,189)
6.03.05	Amortization of borrowings and financing	(4,435,867)	(5,934,235)
6.03.06	Amortization of leases	(102,123)	(66,137)
6.03.07	Dividends and interest on shareholder’s equity	(2,720,102)	(1,266,016)
6.03.08	Share repurchase	-	(410,568)
6.04	Exchange rate on translating cash and cash equivalents	40,980	20,182
6.05	Increase (decrease) in cash and cash equivalents	(15,933)	(1,722,786)
6.05.01	Cash and equivalents at the beginning of the year	11,991,356	16,646,480
6.05.02	Cash and equivalents at the end of the year	11,975,423	14,923,694

14

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2023 to 06/30/2023
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467	2,326,577	21,816,044
5.03	Adjusted opening balances	10,240,000	32,720	8,988,442	-	228,305	19,489,467	2,326,577	21,816,044
5.04	Capital transaction with shareholders	-	-	(1,614,000)	-	-	(1,614,000)	(498,323)	(2,112,323)
5.04.06	Dividends	-	-	(1,614,000)	-	-	(1,614,000)	(441,749)	(2,055,749)
5.04.07	Interest on equity	-	-	-	-	-	-	(56,574)	(56,574)
5.05	Total comprehensive income	-	-	-	(742,793)	1,349,302	606,509	309,353	915,862
5.05.01	Net income for the year	-	-	-	(742,793)	-	(742,793)	203,543	(539,250)
5.05.02	Other comprehensive income	-	-	-	-	1,349,302	1,349,302	105,810	1,455,112
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(198,093)	(198,093)	-	(198,093)
5.05.02.06	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,546,053	1,546,053	105,801	1,651,854
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	1,342	1,342	9	1,351
5.07	Closing balance	10,240,000	32,720	7,374,442	(742,793)	1,577,607	18,481,976	2,137,607	20,619,583

15

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2022 to 06/30/2022
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.03	Adjusted opening balances	10,240,000	32,720	10,092,888	-	(50,610)	20,314,998	3,059,391	23,374,389
5.04	Capital transaction with shareholders	-	-	(395,180)	-	224,806	(170,374)	(736,907)	(907,281)
5.04.04	Treasury shares acquired	-	(395,180)	-	-	-	(395,180)	(1,638)	(396,818)
5.04.07	Interest on equity	-	-	-	-	-	-	(510,463)	(510,463)
5.04.08	(Loss)/gain on the percentage change in investments	-	-	-	-	224,806	224,806	(224,806)	-
5.04.09	Reclassifications of treasury shares	-	(936,930)	936,930	-	-	-	-	-
5.04.10	Treasury shares canceled	-	1,332,110	(1,332,110)	-	-	-	-	-
5.05	Total comprehensive income	-	-	-	1,403,728	(282,869)	1,120,859	269,774	1,390,633
5.05.01	Net income for the year	-	-	-	1,403,728	-	1,403,728	329,546	1,733,274
5.05.02	Other comprehensive income	-	-	-	-	(282,869)	(282,869)	(59,772)	(342,641)
5.05.02.04	Cumulative translation adjustments for the year	-	-	-	-	(585,971)	(585,971)	-	(585,971)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	56	56	-	56
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	303,046	303,046	(59,772)	243,274
5.07	Closing balance	10,240,000	32,720	9,697,708	1,403,728	(108,673)	21,265,483	2,592,258	23,857,741

16

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 06/30/2023	YTD previous year 01/01/2022 to 06/30/2022
7.01	Revenues	25,411,662	25,461,350
7.01.01	Sales of products and rendering of services	25,314,536	25,459,603
7.01.02	Other revenues	87,376	(4,632)
7.01.04	Allowance for (reversal of) doubtful debts	9,750	6,379
7.02	Raw materials acquired from third parties	(19,327,048)	(16,536,910)
7.02.01	Cost of sales and services	(16,164,886)	(14,613,156)
7.02.02	Materials, electric power, outsourcing and other	(2,873,826)	(1,838,129)
7.02.03	Impairment/recovery of assets	(288,336)	(85,625)
7.03	Gross value added	6,084,614	8,924,440
7.04	Retentions	(1,610,985)	(1,316,597)
7.04.01	Depreciation, amortization and depletion	(1,610,985)	(1,316,597)
7.05	Value added created	4,473,629	7,607,843
7.06	Value added received	1,547,472	2,267,121
7.06.01	Equity in results of affiliated companies	128,811	73,665
7.06.02	Financial income	593,834	531,887
7.06.03	Others	824,827	1,661,569
7.07	Value added for distribution	6,021,101	9,874,964
7.08	Value added distributed	6,021,101	9,874,964
7.08.01	Personnel	1,682,735	1,284,948
7.08.01.01	Salaries and wages	1,277,715	1,014,204
7.08.01.02	Benefits	326,547	215,277
7.08.01.03	Severance payment (FGTS)	78,473	55,467
7.08.02	Taxes, fees and contributions	1,082,153	2,646,069
7.08.02.01	Federal	654,046	2,357,651
7.08.02.02	State	395,778	264,219
7.08.02.03	Municipal	32,329	24,199
7.08.03	Remuneration on third-party capital	3,795,463	4,210,673
7.08.03.01	Interest	2,135,298	1,170,046
7.08.03.02	Rental	1,266	1,968
7.08.03.03	Others	1,658,899	3,038,659
7.08.04	Remuneration on Shareholders' capital	(539,250)	1,733,274
7.08.04.03	Retained earnings (accumulated losses)	(742,793)	1,403,728
7.08.04.04	Non-controlling interests in retained earnings	203,543	329,546

17

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

São Paulo, August 2nd, 2023 - - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) discloses its second quarter of 2023 (2Q23) financial results in Brazilian Reais, with all financial statements consolidated in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

The comments address the Company's consolidated results for the second quarter of 2023 (2Q23) and the comparisons are in relation to the first quarter of 2023 (1Q23) and the second quarter of 2022 (2Q22). The dollar price was BRL 5.24 on 06/30/2022; BRL 4.74 on 03/31/2023 and BRL 4.82 on 06/30/2023.

19

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on profit, net financial result, investment participation result, other operating income/expenses result and includes the proportional share of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted EBITDA Margin is calculated from Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

Consolidated Results

•	Net revenue reached BRL 10,989 million in 2Q23, representing a decrease of 2.9% when compared to 1Q23. This performance reflects the lower prices in the mining sector, which ended up offsetting the record sales verified in the segment and the operational improvements observed in the steel and cement segments.

•	Cost of goods sold (COGS) totaled BRL 8,746 million in 2Q23, up 8.3% from the previous quarter, mainly as a result of higher volumes sold in all segments of the Company's operations, in addition to the increased cost pressure with raw materials for the production of steel and cement.

•	The combination of revenue reduction and cost pressure resulted in an 8.3p.p. reduction in gross margins in 2Q23, reaching 20.4%.

•	Selling, general and administrative expenses totaled BRL 1,082 million in 2Q23, 6.0% higher than in the previous quarter, as a consequence of the record traded volumes in mining, generating a higher freight expense.

•	The group of other operating revenues and expenses was negative by BRL 128 million in 2Q23, a decrease of 92.3% compared to 1Q23, mainly explained by the positive effect of iron ore hedging operations, which generated a balance of BRL 227 million in the quarter, in addition to the lower impact of hedge accounting on the operations.

•	In 2Q23, the financial result was negative by BRL 1,186 million, practically stable compared to the previous quarter, as a consequence of the maintenance of the cost of debt and lower impact of Usiminas shares.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	The equity result was positive at BRL 107 million in 2Q23, an increase of 386% compared to the previous quarter, as a consequence of seasonality and recovery of MRS's result, after the strong rainfall recorded at the beginning of the year.

•	CSN reported a net income of BRL 283 million in 2Q23, reversing the loss observed in the previous quarter, as a result of lower impacts on the line of other revenues and operating expenses, due to the positive effect of iron ore hedge, in addition to the tax (IR/CSLL) reversal provision verified in the period.

Adjusted EBITDA

*The Company discloses its Adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that they should not be considered in the calculation of recurring operating cash generation.

•	In 2Q23, Adjusted EBITDA was BRL 2,263 million, with an Adjusted EBITDA margin of 19.8% or 7.6 p.p. lower than last quarter. The reduction in profitability is a direct consequence of the worsening prices of the mining segment, which, even with the record sales volume, ended up presenting a much lower EBITDA in the period. In addition, rising raw material costs in steel and cement production also contributed to the reduction in margins in the quarter.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Adjusted EBITDA (BRL MM) and Adjusted Margin¹ (%)

¹ The Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the interests of 100% in the consolidation of CSN Mineração and 37.27% in MRS.

Adjusted Cash Flow

Adjusted Cash Flow in 2Q23 was positive at BRL 745 million, as a result of the normalization of working capital, with a strong reduction in inventories, mainly in the mining segment.

Adjusted Cash Flow¹ in 2Q23 (BRL MM)

¹ The concept of Adjusted cash flow is calculated from Adjusted EBITDA, subtracting Ebitda from Joint Subsidiaries, CAPEX, IR, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² The Adjusted Working Capital is composed of the variation of the Net Working Capital, plus the variation of accounts of long-term assets and liabilities and disregarding the net variation of IR and CS.

Indebtedness

On 06/30/2023, the consolidated net debt reached BRL 31,455 million, with the leverage indicator, measured by the LTM Net Debt/EBITDA ratio reaching 2.78x. This one-off increase in leverage is mainly the result of the payment of BRL 2.7 billion in dividends in the period. On the other hand, when considering the prepayment operations of iron ore and energy, in a total of BRL 3.4 billion, of which BRL 2.4 billion after the end of the quarter, the pro forma leverage would go to 2.57x. These and other initiatives that are currently being evaluated, reinforce the Company's commitment to reduce its indebtedness, bringing leverage to the expected guidance for the end of the year. In addition, CSN maintained its policy of carrying high levels of cash, which in this quarter reached the level of BRL 12.5 billion.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

¹ Net Debt / EBITDA: For debt calculation considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains very active in its objective of extending its amortization period, focusing on long-term operations and the local capital market. Among the main movements of the period, the 14th issuance of simple debentures in the total amount of BRL 700 million stands out, having as objective the investment in railway infrastructure in the logistics and transport sector.

Amortization Schedule (BRL Bi)

¹ IFRS: does not consider participation in MRS (37.27%).

² Management Gross / Net Debt considers participation in MRS (37.27%), without accrued interest.

3 Average Term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet up to 2Q23 was US$ 509 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The adopted Hedge Accounting by CSN correlates the projected flow of dollar exports with the future maturities of debt in the same currency. With this, the exchange variation of the dollar debt is temporarily recorded in the shareholders' equity, being taken to the result when the dollar revenues from the referred exports occur.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Investments

A total of BRL 991 million were invested in 2Q23, 33% higher than the amount invested in 1Q23, with emphasis on repairs to coke batteries at the UPV plant, as well as advances in studies of new batteries and general maintenance in steel operations. In the mining segment, the advances in expansion projects stand out (P15, Tailings Dams Recovery and Tecar), as well as maintenance to increase productivity, accompanied by current investments in Cement and Energy operations.

Net Working Capital

The Net Working Capital applied to the business totaled BRL 3,010 million in 2Q23, with a reduction of 33% compared to 1Q23, due to (i) lower Company's inventories volume, in line with the increase in recorded sales in the period, and (ii) the reduction in accounts receivable in the foreign market.

The calculation of the Net Working Capital applied to the business disregards Glencore's advance, as shown in the following table:

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

¹ Other CCL Assets: Considers employee advances and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory/inventory losses. For the calculation of the SME, the balances of warehouse stocks are not considered.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Results by Business Segments

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2Q23 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,943	3,631	54	668	159	1,142	(609)	10,989
Domestic Market	4,368	371,74	54	668	159	1,142	(1,012)	5,752
Foreign Market	1,574	3,260	-	-	-	-	403	5,237
COGS	(5,419)	(2,626)	(61)	(352)	(100)	(952)	765	(8,746)
Gross profit	523	1,006	(7)	316	59	191	156	2,243
DGA/DVE	(288)	(147.39)	(3)	(51)	(15)	(123)	(455)	(1,082)
Depreciation	318	254	13	98	24	156	(75)	788
Proportional EBITDA of joint contr	-		-	-	-	-	313	313
Adjusted EBITDA	553	1,112	3	362	69	224	(60)	2,263

1Q23 Results (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	5,777	4,141	70	519	139	1,119	(447)	11,319
Domestic Market	3,946	282,28	70	519	139	1,119	(847)	5,229
Foreign Market	1,831	3,859	-	-	-	-	400	6,090
COGS	(5,021)	(2,247)	(59)	(340)	(124)	(960)	677	(8,073)
Gross profit	756	1,895	10	179	16	160	230	3,245
DGA/DVE	(313)	(126.36)	(2)	(43)	(13)	(96)	(427)	(1,020)
Depreciation	311	257	10	98	25	159	(78)	781
Proportional EBITDA of joint contr	-		-	-	-	-	197	197
Adjusted EBITDA	754	2,025	19	234	28	222	(79)	3,203

Result 2Q22 (BRL million)	Steel	Mining	Logistics (Porto)	Logistics (Rail)	Energy	Cement	Corporate Expenses/Elimination	Consolidated

Net Revenue	7,706	2,608	77	592	47	475	(940)	10,566
Domestic Market	5,248	411,20	77	592	47	475	(1,032)	5,819
Foreign Market	2,458	2,196	-	-	-	-	93	4,747
COGS	(5,789)	(1,832)	(53)	(386)	(49)	(301)	849	(7,560)
Gross profit	1,917	776	24	206	(2)	174	(90)	3,005
DGA/DVE	(313)	(87.03)	(8)	(34)	(8)	(69)	(132)	(651)
Depreciation	301	242	8	126	4	57	(95)	643
Proportional EBITDA of joint contr	-		-	-	-	-	265	265
Adjusted EBITDA	1,905	931	24	298	(6)	163	(52)	3,262

Steel Result

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Steel Result

According to the World Steel Association (WSA), global crude steel production totaled 481.8 million tons (Mt) in the second quarter of 2023, representing a 4.9% increase compared to the previous quarter but a 1.7% reduction compared to the same period in 2022, impacted by lower production in the Chinese and European markets during the period, partially offset by a strong production rebound in India. In the quarter, the European Union reduced its production by 10.3% compared to the same period last year, still affected by the negative effects of the Russia-Ukraine war. On the other hand, China accounted for 56.8% of the global volume (273.8 Mt) in 2Q23, which corresponds to an annual decrease of 2.2%. The outlook for the second half of 2023 remains positive as an increase in incentives by the Chinese government is expected. Brazil, in turn, produced 8.2 Mt in 2Q23, a 6.8% decrease compared to the same period in 2022, impacted by scheduled and unscheduled plant shutdowns, as well as an increase in imported products in the country. The outlook for the local market in the second half of 2023 is more optimistic with the resumption of production after the shutdowns and with demand responding to government incentives through programs targeting the automotive, construction, and infrastructure sectors.

Steel Production (thousand tons)

In the case of CSN, plate production in 2Q23 totaled 732 thousand tons, a performance 2.2% lower than the previous quarter, as a consequence of the lower purchase volume of third-party plates, since its own production increased with the normalization of the operation verified throughout the quarter. In turn, the production of flat rolled products, our main market, reached 775 kton, which represents an increase of 10.3% compared to 1Q23, reflecting the normalization of the production process and bringing production up to numbers closer to previous periods.

Sales Volume (Kton) – Steel Industry

Total sales reached 1,051 thousand tons in the second quarter of 2023, volume 1.8% higher than that recorded in 1Q23. When analyzing the behavior in the different markets, it is noticed that the domestic market was the main responsible for this increase, with a strong performance in hot and zinc plated products. Domestic sales totaled 739 thousand tons of steel products in 2Q23, which represents an increase of 10.5% compared to 1Q23 and reinforces the normalization of the operation and the Company's resilience by being able to maintain an assertive commercial strategy even with strong pressure from imported products. In the foreign market, sales totaled 312 thousand tons in 2Q23 and were 14.3% lower than in 1Q23, as a result of weaker dynamics in the European market. During the quarter, 5,000 tons were exported directly, and 306,000 tons were sold by subsidiaries abroad, 78,000 tons by LLC, 143,000 tons by SWT and 85,000 tons by Lusosider.

In relation to the total sales volume in 2Q23, practically all segments showed an increase compared to the previous quarter, with the Home Appliances (+31.4%) and Automotive (+18.7%) appearing among the main highlights. In the annual comparison, there was an important recovery of flat steels for construction, home appliances, and distribution, but with declines in general industry and steel packaging.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

According to ANFAVEA (National Association of Motor Vehicle Manufacturers), production in 2Q23 reached 596,000 units, an increase of 11.2% compared to the previous quarter. The Association also reported that vehicle registrations volume rose by 11.7% in the second quarter.

When we look at the data from the Brazilian Steel Institute (IABr), the production of Crude Steel in 2Q23 reached 8.16 million tons, a performance 7.9% lower compared to the same period in 2022 and 4.5% higher than 1Q23. As for Apparent Consumption, it was 5.78 million tons, a reduction of 3.7% in the annual comparison, and 0.1% lower than 1Q23. The Steel Industry Confidence Indicator (ICIA) for June was 44.1 points, representing an 11.4 p.p. increase compared to December. Although the indicator remains below the 50-point dividing line, there was a significant improvement in confidence in the domestic market's prospects for the next six months.

According to data from IBGE, the production of home appliances in May 2023 increased by 12% compared to the previous year, indicating a recovery in the white goods sector following weak performance observed last year.

Selling by Market Segment
•	Net revenue at the steel segment reached BRL 5,943 million in 2Q23, a performance 2.6% higher than in 1Q23, as a result of the higher sales volume presented in the period and the Company's ability to preserve prices even with greater pressure from imported products. In this sense, the average price of 2Q23 in the domestic market was 0.3% higher than that presented in 1Q23, which shows the pressure exerted by the imported material after the adjustment applied at the beginning of the quarter. In turn, the price of the foreign market was 0.1% lower compared to the last quarter, mainly impacted by a lower dynamism in the European market that was also impacted by greater penetration of imported products.

•	The plate cost in 2Q23 reached BRL 4,113/t, a reduction of 0.8% compared to the previous quarter, as a result of the resumption of operations, helping to dilute fixed costs, in addition to the lower volume of plates purchased.

•	The steel segment Adjusted EBITDA reached BRL 553 million in 2Q23 and was 26.6% lower than in 1Q23, with an EBITDA margin of 9.3% (- 3.7 p.p.). This result mainly reflects the cost pressure with operational performance, still in normalization. It is important to highlight the transitory effect of this lower profitability since it is already possible to observe a much lower cost structure from 3Q23 onwards.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Adjusted EBITDA and Steel Margin (BRL MM and %)

Mining Result

In the mining sector, the quarter was marked by weaker activity in China, mainly in the real estate sector, weakening expectations of higher demand for iron ore and weighing on the price outlook. Despite this weaker dynamic of the Chinese economy, steel production remained at high levels, supported by the infrastructure and automobile sectors, with producers selling the surplus to the international market. While the Chinese economy did not demonstrate the expected pace of economic activity recovery to justify a price appreciation in iron ore, the product's demand remained strong enough to keep inventories low and sustain its price at the current level. In this scenario, expectations of stimulus policies by the Chinese government for investments in civil construction and consumer goods persist, which are expected to boost domestic demand for steel products, reducing the volume of exports. Amidst this context, the iron ore price ended 2Q23 with an average of US$110.9/dmt (Platts, Fe62%, N. China), 11.6% lower than 1Q23 (US$125.5/dmt) but 12.1% higher than 4Q22 (US$99.0/dmt).

Regarding sea freight, the BCI-C3 Route (Tubarão-Qingdao) presented an average of US$ 21.06/wmt in 2Q23, which represents an increase of 15,7% in relation to the freight cost of the previous quarter, as a reflection of the lower supply of ships in the Atlantic Ocean, due to a greater demand in the Australian market.

•	Iron ore production totaled a record volume of 11,157 thousand tons in 2Q23, representing a growth of 25% compared to 1Q23 and an increase of 35% compared to 2Q22. This performance reinforces the Company's operational improvement, especially after the difficulties experienced in the previous year and puts CSN on track to achieve the production and purchasing guidance stipulated for 2023 (which is from 39 to 41 Mton).

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Sales volume also showed a record high of 11,258 thousand tons in 2Q23, a performance 31% higher than in 1Q23 and 49% higher than in the same period last year. In addition to positive seasonality with a drier weather, 2Q23 sales were boosted by the normalization of railroad operations.

•	In 2Q23, adjusted net revenue reached BRL 3,631 million and was 12.3% lower than in 1Q23, even with the greater volume of shipments. This result reflects the lower price realization observed in the period, in addition to the negative impact of provisional prices. As a consequence, net unit revenue was US$ 66.06 per wet ton, which represents a reduction of 28.1% compared to 1Q23, in line with the downward trajectory of the Platts price, and with the appreciation of 5.9% of the Real exchange rate.

•	In turn, the cost of products sold from mining totaled BRL 2,626 million in 2Q23, an increase of 16.9% compared to the previous quarter, impacted by higher iron ore volume, including higher purchasing volume. On the other hand, the C1 cost reached USD 21.7/t in 2Q23 and was 5.2% lower than at the beginning of the year, reflecting the higher fixed cost dilution and the lower SG&A unit costs in the period.

•	Adjusted EBITDA, in turn, reached BRL 1,112 million in 2Q23, with a quarterly Adjusted EBITDA margin of 30.6% or 18.3p.p. lower than last quarter. This drop in profitability reflects the reduction in ore prices, aggravated by the negative pressure from provisional prices.

Cement Result

According to the National Union of the Cement Industry (SNIC), cement sales in Brazil during the first half of 2023 remained nearly stable compared to the same period of the previous year, with only an 1.8% decline, despite the high interest rates and uncertainties regarding monetary policy. The construction and infrastructure sectors, which are the main drivers of cement consumption, experienced a slowdown due to difficulties in accessing credit and a decrease in real estate launches and financing. Although there has been an improvement in industry and consumer confidence, the high level of household debt and weak demand still bring some short-term uncertainty. On the other hand, there are already some signs of economic improvement, with the sector being driven by federal programs such as Minha Casa, Minha Vida, PAC, infrastructure projects' resumption, and a probable decrease in interest rates.

Despite this stable market, CSN's sales in 2Q23 totaled 3.333 kton, which represents an increase of 9.4% over the previous quarter, in line with the seasonality of the period and the assertive commercial policy adopted by the Company. In this sense, it is important to highlight the synergies arising from the acquisitions of the Lafarge Holcim plants, which have provided an increase in market share, with the entry of CSN Cimentos in new regions.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Sales Volume - Cements (thousand tons)

* The operations of LafargeHolcim were integrated in September 2022.

•	Net revenue reached BRL 1,142 million in 2Q23, a 2.1% higher performance compared to the previous quarter, with the higher sales volume offsetting the lower prices in the period.

•	In 2Q23, the unit cost of cement decreased by 13.1% as a result of higher dilution of fixed costs, due to increase in production.

•	In turn, the segment's Adjusted EBITDA increased by 0.7% compared to the previous quarter, reaching BRL 224 million in 2Q23 and with an Adjusted EBITDA margin of 19.6%, practically stable compared to 1Q23. For the second half, it is already possible to anticipate a consistent improvement in profitability with the capture of synergies, lower raw material costs and a more favorable price scenario.

Energy Result

In 2Q23, the high level of water in the reservoirs has kept energy prices at a level significantly below the average of recent years. As a result, the traded energy volume in the quarter generated a net revenue of BRL 159 million, which represents an increase of 14.1% compared to the previous quarter. Adjusted EBITDA increased in the period, reaching BRL 69 million and generating an EBITDA margin of 43.4%, an increase of 147% compared to the last quarter, positively impacted by the reduction in COGS in the period.

Logistics Result

Railway Logistics: In 2Q23, net revenue reached BRL 668 million, with an Adjusted EBITDA of BRL 362 million and Adjusted EBITDA margin of 54.2%. Compared to 1Q23, net revenue increased 28.8% due to the seasonality of the operation and the normalization of MRS's operations. In the same line of comparison, Adjusted EBITDA was 54.7% higher.

Port Logistics: In 2Q23, 221 thousand tons of steel products were shipped by Sepetiba Tecon, in addition to 15 thousand containers, 2 thousand tons of general cargo and 56 thousand tons of bulk. In comparison with the previous quarter, the Company had its change in the mix of shipments, with the decrease in the volume of steel products and the increase in the volume of bulk. On the other hand, the net revenue of the port segment was 22.4% lower than the previous quarter, reaching BRL 54 million in 2Q23, with a negative impact also on the Adjusted EBITDA of the period, which was BRL 3 million, with an EBITDA margin of 5%.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ESG – Environmental, Social & Governance

ESG PERFORMANCE – CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, providing its performance in ESG indicators on an individual basis. The new model allows stakeholders to have access to the main results and indicators on a quarterly basis and to monitor them effectively and even more quickly. Access can be made through the results center on CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/

The information included in this release was selected based on relevance and materiality to the company. Quantitative indicators are presented compared to the period that best represents the metric for monitoring them. Thus, some are compared to the same quarter of the previous year, and others will be compared to the average of the previous period, ensuring a comparison based on seasonality and periodicity. Additionally, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of the new assets of CSN Cimentos, acquired in 2022, so that some absolute indicators will change significantly when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2022 Integrated Report, released in April 2023 (esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). ESG indicator assurance occurs annually for the Integrated Report's closing, so the information contained in quarterly releases is subject to adjustments resulting from this process.

It is also possible to track CSN's ESG performance in an agile and transparent manner on our website through the following electronic address: esg.csn.com.br.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Capital Markets

In the second quarter of 2023 CSN shares appreciated by 21.4%, while the Ibovespa Index rose by 15.9%. The daily average value (CSNA3) traded on B3, in turn, was BRL 117.1 million in 2Q23. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) were down 15.6% in dollars, while the Dow Jones Industrial Average rose 3.4%. The average daily trading with ADRs (SID) on the NYSE in 2Q23 was US$9.8 million.

2Q23
Number of shares in thousands	1.326.094
Market Value
Closing Quote (BRL/share)	12.13
Closing Quote (US$/ADR)	2.59
Market Value (BRL million)	16,086
Market Value (US$ million)	3,435
Change in period
CSNA3 (BRL)	-21.4%
SID (USD)	-15.6%
Ibovespa (BRL)	15.9%
Dow Jones (USD)	3.4%
Volume
Daily average (thousand shares)	8,768
Daily average (BRL thousand)	117,124
Daily average (thousand ADRs)	3,578
Daily average (US$ thousand)	9,815
Source: Bloomberg

Result Conference Call:

Earnings Presentation Webcast of the 2Q23	Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

August 03, 2023

11:30 a.m. (Brasilia time)

9:30 a.m. (New York time)

+55 11 3181-8565 / +55 11 4210-1803

Code: CSN

Phone Replay: +55 11 4118-5151

Replay code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro – CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Danilo Dias (danilo.dias.dd1@csn.com.br) Rafael Byrro (rafael.byrro@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements made in 'Outlook'. Current results, performance and events may differ materially from assumptions and prospects and involve risks such as: general and economic conditions in Brazil and other countries; interest and exchange rate levels, protectionist measures in the U.S., Brazil, and other countries, changes in laws and regulations, and general competitive factors (on a global, regional, or national basis).

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousands of Reais

2Q23	1Q23	2Q22
Net Sales Revenue	**10,989,111**	**11,318,690**	**10,565,922**
Domestic Market	5,752,225	5,228,715	5,818,583
External Market.	5,236,886	6,089,975	4,747,339
Costs of Goods Sold (COGS)	**(8,745,660)**	**(8,073,476)**	**(7,560,441)**
COGS without depreciation and exhaustion	(7,969,103)	(7,302,566)	(6,927,822)
Depreciation/Exhaustion aswerded at cost	(776,557)	(770,910)	(632,619)
Gross Profit	**2,243,451**	**3,245,214**	**3,005,481**
Gross Marging (%)	**20%**	**29%**	**28%**
Sales Expenses	(875,691)	(856,677)	(500,702)
General and Administrative Expenses	(194,446)	(153,353)	(139,880)
Depreciation and Armotization Expenses	(11,594)	(10,364)	(10,272)
Other operating income (expenses)	(128,058)	(1,665,808)	(637,755)
Equity Income	107,302	21,509	54,406
Operating Profit Before Financial Results	**1,140,964**	**580,521**	**1,771,278**
Net Financial Result	(1,185,909)	(1,189,627)	(890,012)
Profit Before Tax	**(44,945)**	**(609,106)**	**881,266**
Income tax and social contribution	328,243	(213,442)	(511,935)
Net Profit	**283,298**	**(822,548)**	**369,331**

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

BALANCE SHEET

CONSOLIDATED – Corporate Law – In Thousands of Reais

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousands of Reais

| | 2Q23 | 1Q23 | 2Q22 |
|---|---|---|---|
| **Net Cash Flow from Operating Activities** | **1,114,546** | **554,104** | **2,876,018** |
| Net income / (Loss) for the year attributable to controlling shareholders | 183,603 | (926,396) | 197,326 |
| Net income / (Loss) for the year attributable to non-controlling shareholders | 99,695 | 103,848 | 172,005 |
| Charges on borrowings and financing | 900,356 | 760,817 | 664,924 |
| Charges on loans and financing granted | (46,284) | (44,554) | (37,686) |
| Charges on lease liabilities | 16,496 | 19,032 | 17,974 |
| Depreciation, exhaustion and amortization | 811,861 | 803,002 | 662,247 |
| Equity result | (107,302) | (21,509) | (54,406) |
| Deferred taxes | (229,112) | (143,951) | (179,392) |
| Tax, social security, labor, civil and environmental provisions | (116,185) | 49,780 | 4,035 |
| Exchange, monetary and hedge cash flow changes | (395,898) | 908,653 | 289,188 |
| Write-offs of fixed assets and intangibles | 2,901 | (2,176) | (1,351) |
| Update actions - VJR | 126,844 | (109,086) | 823,309 |
| Indemnification receivables | - | - | 7,381 |
| Environmental liability provisions and decommissioning | 27,616 | 24,971 | 11,521 |
| Investee dividends | (51,140) | - | (103,672) |
| Provision (Reversal) for consumption and services | (63,508) | 11,804 | 14,068 |
| Other provisions | 31,685 | 9,841 | 13,139 |
| **Change in assets and liabilities** | **1,165,687** | **333,244** | **894,310** |
| Accounts receivable - third parties | 925,995 | (392,516) | 1,613,419 |
| Accounts receivable - related parties | (4,332) | 48,827 | 2,410 |
| Inventories | 593,203 | 859,920 | (565,328) |
| Dividends and related party credits | 51,140 | - | 103,672 |
| Taxes to be Compensated | (130,435) | (100,479) | (30,300) |
| Judicial Deposits | (357) | (3,504) | (10,011) |
| Suppliers | 420,997 | (763,035) | (127,848) |
| Suppliers - Drawn Risk and Forfaiting | (1,164,484) | (1,666,165) | 164,592 |
| Salaries and social security contributions | 65,401 | 151 | 37,808 |
| Taxes | (184,283) | (40,074) | 98,300 |
| Accounts payable - related parties | (56,691) | (21,485) | 54,930 |
| Advance of customers of ore and energy contracts | - | 2,392,433 | - |
| Customer Advance - Glencore | 793,807 | - | (248,154) |
| Other | (144,274) | 19,171 | (199,180) |
| **Other payments and receipts** | **(1,242,769)** | **(1,223,216)** | **(518,902)** |
| Interest Paid | (1,057,089) | (614,997) | (541,188) |
| Receipts/payments of derivative transactions | (185,680) | (608,219) | 22,286 |
| **Cash Flow from Investment Activities** | **(792,700)** | **(838,393)** | **(1,467,632)** |
| Investments/AFAC | (141,369) | - | (142,740) |
| Acquisition Fixed Assets, investment property and intangibles | (919,134) | (735,829) | (838,418) |
| Loans granted - related parties | (17,626) | (84,286) | (3,988) |
| Financial investment, net of redemption | 283,369 | (20,376) | (22,819) |
| Acquisition of Topázio Energética, Santa Ana and Brasil Central | - | - | (466,153) |
| Cash received from the acquisition of investments -Topaz and Santa Ana | - | - | 6,486 |
| Receipt of loans and interest from related parties | 2,060 | 2,098 | - |
| **Cash Flow from Financing Activities** | **(2,055,926)** | **1,961,456** | **239,565** |
| Borrowings and financing | 3,363,284 | 3,907,413 | 3,898,559 |
| Amortization loans - principal | (2,543,905) | (1,891,962) | (2,249,197) |
| Borrowing Cost | (101,956) | (5,119) | (173,768) |
| Lease amortization | (53,247) | (48,876) | (33,408) |
| Dividends and interest on equity paid | (2,720,102) | - | (1,183,573) |
| Repurchase of treasury shares | - | - | (19,048) |
| **Exchange Rate Change on Cash and Cash Equivalents** | **36,486** | **4,494** | **(24,961)** |
| **Increase (Reduction) in Cash and Cash Equivalents** | **(1,697,594)** | **1,681,661** | **1,622,990** |
| **Cash and cash equivalents at the beginning of the period** | 13,673,017 | 11,991,356 | 13,300,704 |
| **Cash and cash equivalents at the end of the period** | 11,975,423 | 13,673,017 | 14,923,694 |

37

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
(In thousands of reais, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the CSN Mineração has its iron ore production, since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, disposal and dry stacking, the CSN Mineração has advanced to a scenario in which 100% of our tailings goes through a dry filtering process and are stacked in piles, geotechnically controlled, in areas exclusively destined for stacking.

As a consequence of these measures, decommissioning of dams is the natural path for processing filtered tailings. All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements:

CSN entered the cement production market boosted by the synergy between this activity and CSN’s current business. Beside the UPV facilities, in Volta Redonda/RJ, the Company installed a business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos/MG unit, to meet the needs of the steel and cement plants. Additionally, in Arcos/MG, the clinker production operation is located.

On August 31, 2021, the Company completed the acquisition of control of Elizabeth Cimentos S.A. ("Elizabeth Cimentos") and Elizabeth Mineração S.A. ("Elizabeth Mineração"), with operations in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos S.A.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On August 17, 2022, the transaction was approved by the Administrative Council for Economic Defense ("CADE"), and on September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, changing LafargeHolcim's name to "CSN Cimentos Brasil S.A.", which is now controlled by CSN Cimentos. The main activities of the Company are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura with industrial plants, warehouses and branches in much of the national territory.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, The Company won the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19.On October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial information for the period ended June 30, 2023, have been prepared on a going concern basis.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated interim financial information (“interim financial information”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the interim financial information, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses.

When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2022.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 - Basis of consolidation and investments

Note 12 - Intangible assets

Note 18 - Income tax and social contribution

Note 19 - Installment taxes

Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 29 - Information by business segment

Note 30 - Employee benefits

Note 31 - Commitments

The consolidated financial statements were approved by Board of Directors on August 2, 2023.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in BRL(reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of June 30, 2023, US$1.00 was equivalent to BRL4.8192 (BRL5.2177 on December 31, 2022) and €1.00 was equivalent to BRL5.2626 (BRL5.5694 on December 31, 2022), according to the rates obtained from Central Bank of Brazil website

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Added Value Statement, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Cash and banks
In Brazil	71,711	85,120	23,469	49,794
Abroad	8,034,186	6,310,338	147,671	136,756
	8,105,897	6,395,458	171,140	186,550

Investments
In Brazil	3,329,362	5,110,749	1,469,425	2,652,855
Abroad	540,164	485,149	3,602
	3,869,526	5,595,898	1,473,027	2,652,855
	11,975,423	11,991,356	1,644,167	2,839,405

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in this interim financial information.

Our investments are in private securities in top-rated banks and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Investments (1)	37,542	271,590	16,400	15,675	35,688	22,715
Usiminas shares (2)	1,167,137	1,184,895			1,167,137	1,184,895
Bonds (3)			110,842	140,510			110,842	140,510
	1,204,679	1,456,485	127,242	156,185	1,202,825	1,207,610	110,842	140,510
(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	A guarantee (fiduciary alienation) was constituted over a portion of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company.
(3)	Bonds with Banco Fibra maturing in February 2028 (see note 20.a).

5.      TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Trade receivables
Third parties
Domestic market	1,542,952	1,636,804	862,301	860,942
Foreign market	1,235,320	1,720,056	39,555	92,679
	2,778,272	3,356,860	901,856	953,621
Allowance for doubtful debts	(216,033)	(232,830)	(114,113)	(122,872)
	2,562,239	3,124,030	787,743	830,749
Related parties (Note 20 a)	109,373	109,134	757,187	1,125,782
	2,671,612	3,233,164	1,544,930	1,956,531

41

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Current	2,482,828	2,934,057	739,683	781,406
Past-due up to 30 days	79,666	163,959	42,483	37,036
Past-due up to 180 days	23,238	54,452	12,418	28,526
Past-due over 180 days	192,540	204,392	107,272	106,653
	2,778,272	3,356,860	901,856	953,621

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Opening balance	(232,830)	(236,927)	(122,872)	(133,227)
(Loss)/Reversal estimated	7,964	(87)	5,293	1,623
Recovery and write-offs of receivables	8,833	13,197	3,466	8,732
Consolidation in the acquisition of companies		(9,013)
Closing balance	(216,033)	(232,830)	(114,113)	(122,872)

6.	INVENTORIES

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Finished goods	3,558,698	4,421,166	1,921,276	2,308,211
Work in progress	3,096,257	3,501,145	1,531,503	2,123,539
Raw materials	2,717,227	3,297,213	1,663,188	2,492,779
Storeroom supplies	1,425,872	1,174,244	600,522	474,846
Advances to suppliers	34,740	37,619	8,575	30,170
Provision for losses	(92,820)	(96,493)	(20,151)	(16,124)
	10,739,974	12,334,894	5,704,913	7,413,421

Classified:
Current	9,508,614	11,289,229	5,704,913	7,413,421
Non-current (1)	1,231,360	1,045,665
	10,739,974	12,334,894	5,704,913	7,413,421
(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Opening balance	(96,493)	(98,730)	(16,124)	(14,426)
Reversal/(Estimated losses) of inventories with low turnover and obsolescence	3,673	3,621	(4,027)	(1,698)
Consolidation in the acquisition of companies		(1,384)
Closing balance	(92,820)	(96,493)	(20,151)	(16,124)

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
State Value-Added Tax	1,205,189	1,130,843	864,968	793,761
Brazilian federal contributions (1)	2,005,140	1,862,828	1,111,799	1,094,392
Other taxes	203,343	189,087	119,522	129,002
	3,413,672	3,182,758	2,096,289	2,017,155

Classified:
Current	1,986,314	1,865,626	1,129,359	1,137,460
Non-current	1,427,358	1,317,132	966,930	879,695
	3,413,672	3,182,758	2,096,289	2,017,155
(1)	In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC 22/IFRIC 23 and recorded a credit in the amount of R$229,000. After the final and unappealable court decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with Federal Tax Authorities of Brazil.

Credits arise mainly from ICMS, PIS and COFINS on purchases of raw materials and fixed assets, in accordance with current legislation. These credits are naturally realized through offsetting with debts of the same nature or with other federal taxes, in the cases authorized by law. Based on analyses and projections made by Management, the Company does not expect risks of non-realization of these tax credits.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidado				Controladora
	Circulante		Não Circulante		Circulante		Não Circulante
	6/30/2023	12/31/2022	6/30/2023	12/31/2022	6/30/2023	12/31/2022	6/30/2023	12/31/2022
Judicial deposits (note 18)			537,525	533,664			218,218	231,627
Derivative financial instruments (note 13)	140,928
Dividends receivables (note 20 a)	77,377	77,377			235,782	295,480
Prepaid expenses	382,556	347,870	80,208	82,586	237,446	244,416	60,229	58,950
Prepaid expenses	294,862	311,087	44,731	47,109	237,446	244,416	32,157	30,878
Prepaid expenses with sea freight	87,694	36,783
Actuarial asset (note 20 a)			35,477	35,477			28,072	28,072
Receivables from related parties	85,601	7,241	3,168,120	2,869,532	237,891	107,078	3,641,847	3,377,049
Loans with related parties (note 20 a )	5,340	5,383	1,572,739	1,384,773	5,340	5,383	1,943,894	1,668,382
Other receivables from related parties (note 20 a)	80,261	1,858	1,595,381	1,484,759	232,551	101,695	1,697,953	1,708,667
Other assets	249,935	344,012	1,262,520	1,263,936	44,418	63,216	1,223,036	1,222,894
Trading securities	8,325	9,596			8,203	9,488
Compulsory loans from Eletrobrás			59,606	58,030			56,885	55,336
Employee debts	71,512	59,578			36,215	28,101
Receivables by indemnity (1)	37,486		1,165,066	1,166,353			1,165,066	1,166,353
Term of Agreement GSF DFESA	14,264	14,264	23,774	30,906
Advances from Suppliers	17,132	12,335
Others	101,216	248,239	14,074	8,647		25,627	1,085	1,205
	936,397	776,500	5,048,373	4,749,718	755,537	710,190	5,143,330	4,890,520

(1)	In April 2023, the subsidiary CEEE-G recognized the amount of R$ 37,486, referring to the Taxes and Contributions Amounts (VIC) of the Hydroelectric Plants committed to Physical Guarantee Quota Contracts (CCGFs).In the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant. Additionally, in 2020, a credit was recognized, which is a net, certain and payable amount, arising from the final and unappealable decision of a court in favor of the Company, due to losses and damages arising from voltage sinking in the energy supply in the periods from January/1991 to June/2002, in the amount of R$ 561,466.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2022. Therefore, Management decided not to repeat them in the accounting information interim of June 30, 2023.

43

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Equity interests (%)
Companies	06/30/2023	12/31/2022	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I	99.99	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.01	0.01	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.99	99.99	Equity interests
CSN Participações IV	99.99	99.99	Equity interests
CSN Participações V	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.88	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.87	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.87	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	98.96	98.96	Electric power generation
Ventos de Vera Cruz S.A.	98.95	98.95	Electric power generation
Ventos de Curupira S.A	98.95	98.95	Electric power generation
Ventos de Povo Novo S.A.	98.95	98.95	Electric power generation
MAZET - Maschinenbau Zerspanungstechnik GmbH (1)	100.00		Production and sale of long steel and related activities

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Consórcio Itaúba(2)	36.60		Electric power generation
Consórcio Passo Real (2)	46.97		Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.04	47.26	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment
Consórcio Itaúba(2)	63.40		Electric power generation
Consórcio Passo Real (2)	53.03		Electric power generation

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A. (3)		10.00	Electric power generation
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Parques Eólicos Palmares S.A. (3)		10.00	Electric power generation
Ventos do Litoral Energia S.A. (3)		10.00	Electric power generation
Ventos dos índios Energia S.A. (3)		10.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Ventos do Sul S.A.	10.00	10.00	Electric power generation
Foz Chapecó Energia S.A.	8.91	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

(1) On June 1, 2023, MAZET - Maschinenbau Zerspanungstechnik GmbH was acquired by the indirect subsidiary Stalhwerk Thüringen GmbH.

(2) On December 26, 2022, the Itaúba Consortium was formed, with Companhia Siderúrgica Nacional S.A., with a 63.4% stake, and CSN Cimentos Brasil S.A., with a 36.6% stake. Additionally, on January 17, 2023, the Passo Real Consortium was formed, with the consortium members Companhia Siderúrgica Nacional S.A., Elizabeth Cimentos S.A., CSN Mineração S.A. and Minérios Nacional S.A., with stakes of 46.97%, 28.18%, 23.29% and 1.56%, respectively.

(3) CEEE-G sold its ownership interest in affiliated companies Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A.

44

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of June 30, 2023 and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income (2)	Comprehensive income	Others	Final balance on 06/30/2023

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,054,898			179,367	8		2,234,273
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(82,225)			(5,870)			(88,095)
Transnordestina Logística S.A.	1,184,514			(11,163)			1,173,351
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil (affiliate)	25,782	11,037		(1,373)			35,446
Equimac S.A	18,482			1,306			19,788
Indirect interest in affiliates - CEEE-G (1)	216,307		(33,608)	24,732		(44,396)	163,035
Fair Value indirect participation CEEE-G (2)	359,024			(39,314)			319,710
Fair Value amortization indirect participation CEEE-G	(25,889)			11,303			(14,586)
	4,890,621	11,037	(33,608)	158,988	8	(44,396)	4,982,650

Equity interests evaluated by the cost method (3)	41,093	9,000					50,093
Investments at fair value through profit or loss (note 13)	94,700						94,700
Other (4)	33,588	21,747				(32,293)	23,042

Total shareholdings	5,060,002	41,784	(33,608)	158,988	8	(76,689)	5,150,485

Classification of investments in the balance sheet
Equity interests	5,060,002						5,150,485
Investment Property	159,080						157,547
Total investments in the asset	5,219,082						5,308,032

(1) Refers mainly to the alienation by CEEE-G in the first quarter of its equity interest in affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A., consequently, there was a write-off of these investments in the amount of (R$47,611), the effect of the operation was classified under the category of other operating expenses and revenues;

(2) The balance of R$359,024 refers to the Fair Value generated in the acquisition of the company CEEE-G, with the disposals mentioned in the item above, the Fair Value was written off in the amount of (R$39,314) referring to the capital gains of the companies sold, the effect of the write-off was classified under the equity method category;

(3) These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings, Clarke Software and Global Dot, the latter acquired on June 5, 2023;

(4) On June 1, 2023, Stalhwerk Thüringen GmbH acquired the company from MAZET - Maschinenbau Zerspanungstechnik GmbH, for the amount of R$ 21,747, an investment that is currently being evaluated;

45

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

		Consolidated
	06/30/2023	06/30/2022

Equity in results of affiliated companies
MRS Logística S.A.	179,367	114,541
Transnordestina	(11,163)	(15,872)
Arvedi Metalfer do Brasil	(1,373)	2,514
Equimac S.A	1,306	1,369
Indirect interest in affiliates - CEEE-G	24,732	-
Fair Value Amortization	(33,881)	(5,873)
	158,988	96,679
Other adjustments
Cost of sales	(47,716)	(33,968)
To taxes	16,223	11,549
Others	1,316	(595)
Equity in results	128,811	73,665

(1) The operating margin of intercompany transactions with group companies classified as joint ventures, which are not consolidated, are reclassified in the Statement of Income from the Investment group to the costs and income tax and social contribution groups.

The changes in the Parent Company's investment are presented below:

46

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

						Parent Company
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income	Comprehensive income	Final balance on 06/30/2023

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	5,028,262			(97,735)	(198,091)	4,732,436
Sepetiba Tecon S.A.	294,460			(13,142)		281,318
Minérios Nacional S.A.	121,242		6,390	19,263		146,895
Fair Value - Minérios Nacional	2,123,507					2,123,507
Companhia Metalúrgica Prada	424,317			(41,413)		382,904
Goodwill - Companhia Metalúrgica Prada	63,509					63,509
CSN Mineração S.A.	9,086,716		(1,963,023)	805,499	416,784	8,345,976
CSN Energia S.A.	56,736			(13,371)		43,365
FTL - Ferrovia Transnordestina Logística S.A.	163,740			(13,398)		150,342
Companhia Florestal do Brasil	1,300,726		(4,270)	(6,028)	1,333	1,291,761
CBSI - Companhia Brasileira de Serviços de Infraestrutura	29,057		(933)	4,347		32,471
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225					15,225
CSN Cimentos S.A.	6,938,822			(62,314)		6,876,508
Others	120	160		(1,691)		(1,411)
	25,646,439	160	(1,961,836)	580,017	220,026	24,484,806
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	189,513			5,317		194,830
MRS Logística S.A.	1,027,709			89,706	4	1,117,419
Transnordestina Logística S.A.	1,184,512			(11,163)		1,173,349
Fair Value -Transnordestina	659,106					659,106
Equimac S.A	18,482			1,306		19,788
Arvedi Metalfer do Brasil (affiliate)	25,783	11,037		(1,372)		35,448
	3,105,105	11,037		83,794	4	3,199,940
Other participations
Investments at fair value through profit or loss (note 13)	94,700					94,700
Profits on subsidiaries' inventories	(67,640)			81,478		13,838
Other investments	28			(3)		25
	27,088			81,475		108,563

Total shareholdings	28,778,632	11,197	(1,961,836)	745,286	220,030	27,793,309

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,661,734)			188,642		(2,473,092)
CSN Inova Ventures	(1,755,949)			(110,669)		(1,866,618)
CSN Islands XII Corp.	(3,340,129)			170,253		(3,169,876)
Estanho de Rondônia S.A.	(76,295)			(15,366)		(91,661)
Total subsidiaries with unsecured liabilities	(7,834,107)			232,860		(7,601,247)

Equity Income				978,146

Classification of investments in the balance sheet
Equity interests	28,778,632					27,793,309
Investment Property	140,143					138,944
Total active investments	28,918,775					27,932,253
Provision for Investments with Unsecured Liabilities (liabilities)	(7,834,107)					(7,601,247)
Total active and passive investments	21,084,668					20,331,006

9.b)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies with shared control are shown below and refer to 100% of the companies’ results:

47

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				06/30/2023				12/31/2022
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.04%	50.00%	48.75%	37.27%	48.04%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,225,069	1,800	8,730	84,824	867,937	1,164	8,983	46,946
Advances to suppliers	87,300	3,689	26	1,290	29,500	21,036	1,384	1,273
Other current assets	977,999	71,293	13,194	20,856	1,351,335	78,777	11,648	30,735
Total current assets	2,290,368	76,782	21,950	106,970	2,248,772	100,977	22,015	78,954
Non-current Assets
Other non-current assets	660,569	222,898	599	18,039	887,987	255,367	1,643	19,007
Investments, PP&E and intangible assets	11,826,172	11,563,307	44,023	310,372	11,541,779	11,029,525	41,709	325,911
Total non-current assets	12,486,741	11,786,205	44,622	328,411	12,429,766	11,284,892	43,352	344,918
Total Assets	14,777,109	11,862,987	66,572	435,381	14,678,538	11,385,869	65,367	423,872

Current Liabilities
Borrowings and financing	934,842	173,048	8,034		735,231	142,073	5,497
Lease liabilities	491,369		1,235		472,129		701
Other current liabilities	1,378,452	69,518	6,230	16,509	1,682,928	150,268	5,777	14,326
Total current liabilities	2,804,663	242,566	15,499	16,509	2,890,288	292,341	11,975	14,326
Non-current Liabilities
Borrowings and financing	3,544,456	7,504,241	9,417		3,604,793	7,142,895	14,446
Lease liabilities	1,679,058		253		1,928,931		630
Other non-current liabilities	754,004	1,673,672	1,827	19,221	740,892	1,484,884	1,353	18,914
Total non-current liabilities	5,977,518	9,177,913	11,497	19,221	6,274,616	8,627,779	16,429	18,914
Shareholders’ equity	5,994,928	2,442,508	39,576	399,651	5,513,634	2,465,749	36,963	390,632
Total liabilities and shareholders’ equity	14,777,109	11,862,987	66,572	435,381	14,678,538	11,385,869	65,367	423,872

				01/01/2023 a 06/30/2023				01/01/2022 a 06/30/2022
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.04%	50.00%	48.75%	37.27%	48.04%	50.00%	48.75%
Statements of Income
Net revenue	2,873,214	499	22,926	96,010	2,543,969	340	16,639	94,428
Cost of sales and services	(1,589,318)		(13,006)	(42,394)	(1,673,615)		(10,417)	(46,173)
Gross profit	1,283,896	499	9,920	53,616	870,354	340	6,222	48,255
Operating (expenses) income	(227,070)	(21,842)	(2,128)	(39,463)	(69,477)	(22,861)	(1,587)	(36,376)
Financial income (expenses), net	(325,469)	(1,895)	(1,402)	2,510	(333,712)	(11,063)	(1,308)	(139)
Income before income tax and social contribution	731,357	(23,238)	6,390	16,663	467,165	(33,584)	3,327	11,740
Current and deferred income tax and social contribution	(250,085)		(626)	(5,756)	(159,831)		(590)	(4,242)
Profit / (loss) for the period	481,272	(23,238)	5,764	10,907	307,334	(33,584)	2,737	7,498

9.c)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, signed first amendment to the Concession Agreement , which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.d)	Investment properties

The balance of investment properties is shown below:

48

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(30,410)	(30,410)		(28,506)	(28,506)
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Depreciation (note 24)		(1,533)	(1,533)		(1,199)	(1,199)
Balance at June 30, 2023	101,513	56,034	157,547	94,257	44,687	138,944
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(31,943)	(31,943)		(29,705)	(29,705)
Balance at June 30, 2023	101,513	56,034	157,547	94,257	44,687	138,944

The Company’s estimate of the fair value of investment properties was made for December 31, 2022. The fair value of investment property in the consolidated balance as of June 30, 2023, and December 31, 2022 is R$2,163,610 and in the parent company R$2,097,290.

The average estimated useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Buildings	27	27	28	28

10.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (4)	Total
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Effect of foreign exchange differences	(5,054)	(7,268)	(23,607)	(508)	(3,440)	(3,638)	(108)	(43,623)
Acquisitions	39,694	35,022	65,665	861	1,586,309	65,997	8,277	1,801,825
Capitalized interest (1) (notes 26)					94,342			94,342
Write-offs (note 25)	(575)	(10)	(68)	(26)			(46)	(725)
Depreciation (note 24)		(137,833)	(1,244,533)	(4,938)		(74,169)	(26,730)	(1,488,203)
Transfers to other asset categories	951	48,443	1,692,804	209	(2,008,525)		266,118
Transfers to intangible assets					(2,713)			(2,713)
Right of use - Remesurement						68,613		68,613
Others		(90)	(688)		13,353			12,575
Balance at June 30, 2023	520,123	4,389,378	17,014,866	36,480	3,704,876	701,683	445,130	26,812,536
Cost	520,123	8,599,991	37,355,497	282,891	3,704,876	1,168,256	1,729,238	53,360,872
Accumulated depreciation		(4,210,613)	(20,340,631)	(246,411)		(466,573)	(1,284,108)	(26,548,336)
Balance at June 30, 2023	520,123	4,389,378	17,014,866	36,480	3,704,876	701,683	445,130	26,812,536

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (4)	Total
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Cost	25,618	520,372	15,233,464	100,323	900,421	38,133	132,073	16,950,404
Accumulated depreciation		(232,626)	(8,700,322)	(90,122)		(26,700)	(114,149)	(9,163,919)
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Acquisitions			51,316		666,128	3,906	75	721,425
Capitalized interest (1) (note 26)					38,810			38,810
Write-offs (note 25)			1,314					1,314
Depreciation (note 24)		(8,790)	(534,017)	(908)		(4,340)	(3,343)	(551,398)
Transfers to other asset categories		393	997,704		(1,008,054)		9,957
Transfers to intangible assets					(408)			(408)
Others			(34)					(34)
Balance at June 30, 2023	25,618	279,349	7,049,425	9,293	596,897	10,999	24,613	7,996,194
Cost	25,618	520,765	16,283,791	100,323	596,897	41,997	142,104	17,711,495
Accumulated depreciation		(241,416)	(9,234,366)	(91,030)	-	(30,998)	(117,491)	(9,715,301)
Balance at June 30, 2023	25,618	279,349	7,049,425	9,293	596,897	10,999	24,613	7,996,194

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1) The costs of capitalized borrowing are basically determined for the projects in Steelmaking and Mining and refer substantially, to:

49

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(i)	Right of use

Below are the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Effect of foreign exchange differences		(2,716)	124	(1,046)	(3,638)
Addition	65,081			917	65,998
Remesurement	4,264	41,977	19,131	3,240	68,612
Depreciation	(14,427)	(9,358)	(38,426)	(11,958)	(74,169)
Transfers to other asset categories	(2,701)	2,340	2,296	(1,935)
Balance at June 30, 2023	517,265	94,674	66,286	23,458	701,683
Cost	617,729	143,484	294,582	112,461	1,168,256
Accumulated depreciation	(100,464)	(48,810)	(228,296)	(89,003)	(466,573)
Balance at June 30, 2023	517,265	94,674	66,286	23,458	701,683

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	9,400	1,870	163	11,433
Cost	33,307	2,639	2,187	38,133
Accumulated depreciation	(23,907)	(769)	(2,024)	(26,700)
Balance at December 31, 2022	9,400	1,870	163	11,433
Remesurement	3,906			3,906
Depreciation	(3,828)	(389)	(123)	(4,340)
Transfers to other asset categories	202	(204)	2
Balance at June 30, 2023	9,680	1,277	42	10,999
Cost	37,414	2,392	2,191	41,997
Accumulated depreciation	(27,734)	(1,115)	(2,149)	(30,998)
Balance at June 30, 2023	9,680	1,277	42	10,999

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Buildings and Infrastructure	34	34	31	31
Machinery, equipment and facilities	18	18	19	20
Furniture and fixtures	12	12	13	13
Others	11	9	11	12

50

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

11.    INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227	178,747	178,747
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)	(119,248)	(119,248)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Effect of foreign exchange differences		(5,643)	(185)	(10,368)		(132)	(16,328)
Acquisitions			995				995
Transfer of property, plant and equipment			2,630	83			2,713	408	408
Amortization (note 24)		(38,641)	(10,090)	(1,569)	(74,827)		(125,127)	(6,164)	(6,164)
Others			281				281
Balance at June 30, 2023	4,131,483	108,200	81,477	213,333	6,113,827	2,268	10,650,588	53,743	53,743
Cost	4,371,890	713,759	298,899	216,296	6,400,610	2,268	12,003,722	179,155	179,155
Accumulated amortization	(131,077)	(605,559)	(217,422)	(2,963)	(286,783)		(1,243,804)	(125,412)	(125,412)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2023	4,131,483	108,200	81,477	213,333	6,113,827	2,268	10,650,588	53,743	53,743

(*) Composed mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of Companhia Estadual de Geração de Energia Elétrica, amortized over the agreement term (note 3.c).

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Software	9	10	10	10
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to NBC TG 01(R4)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used for impairment assessment in December 2022 remain in place and there is no event that would justify recording impairment on June 30, 2023.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

51

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022

Foreign Debt
Floating Rates:
Prepayment	489,163	1,571,208	6,114,697	5,474,359	194,770	956,219	1,874,669	1,147,894
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	1,557,143	1,189,717	16,110,769	16,790,284	1,290,314	616,954	1,323,532	782,655
Intercompany					685,701	43,196	6,588,755	8,216,508
Fixed interest in EUR
Intercompany					1,043,337	858	657,375	1,767,536
Facility	650,314	62,187	134,556	166,302
	2,696,620	2,823,112	22,360,022	22,430,945	3,214,122	1,617,227	10,444,331	11,914,593

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	3,006,222	2,446,840	14,191,551	13,740,051	2,723,521	1,827,077	6,596,736	6,110,174
	3,006,222	2,446,840	14,191,551	13,740,051	2,723,521	1,827,077	6,596,736	6,110,174
Total Borrowings and Financing	5,702,842	5,269,952	36,551,573	36,170,996	5,937,643	3,444,304	17,041,067	18,024,767
Transaction Costs and Issue Premiums	(87,249)	(76,316)	(497,379)	(445,890)	(22,470)	(25,285)	(26,735)	(30,518)
Total Borrowings and Financing + Transaction cost	5,615,593	5,193,636	36,054,194	35,725,106	5,915,173	3,419,019	17,014,332	17,994,249

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Opening balance	40,918,742	32,507,522	21,413,268	20,432,844
New debts	7,352,557	20,248,223	5,279,322	9,922,074
Repayment	(4,435,867)	(10,782,858)	(2,876,581)	(8,270,606)
Payments of charges	(1,672,086)	(2,315,586)	(741,416)	(1,128,874)
Accrued charges (note 26)	1,755,515	2,595,011	838,367	1,270,946
Consolidation of companies		81,978
Others (1)	(2,249,074)	(1,415,548)	(983,455)	(813,116)
Closing balance	41,669,787	40,918,742	22,929,505	21,413,268
(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2023, as shown below:

				Consolidated
				06/30/2023
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,220,733	2023 to 2028	(1,012,370)	(210,226)
Bonds, ACC, CCE and Facility	2,765,126	2023 to 2024	(1,162,595)	(479,424)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	3,366,698	2023 to 2025	(2,260,902)	(982,436)
	7,352,557		(4,435,867)	(1,672,086)

52

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			06/30/2023			06/30/2023
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 6.79%in Euro 5.12%	in Real 15.57%		in Dollar 4.06%in Euro 3.41%	in Real 15.82%
2023	1,495,825	1,742,702	3,238,527	1,116,454	1,499,560	2,616,014
2024	2,047,296	3,857,504	5,904,800	2,777,174	1,758,585	4,535,759
2025	3,085,184	1,706,466	4,791,650	3,097,818	1,237,101	4,334,919
2026	2,695,451	2,284,861	4,980,312	740,706	1,729,101	2,469,807
2027	854,569	2,527,949	3,382,518	87,709	1,999,101	2,086,810
2028 to 2031	12,090,409	2,673,492	14,763,901	3,196,212	1,003,186	4,199,398
After 2031	2,787,908	2,404,799	5,192,707	2,642,380	93,623	2,736,003
	25,056,642	17,197,773	42,254,415	13,658,453	9,320,257	22,978,710

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited interim financial information according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

13.    FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Classification of financial instruments

									Consolidated
Consolidated					06/30/2023				12/31/2022
	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3			11,975,423	11,975,423			11,991,356	11,991,356
Short-term investments	4		1,167,137	37,542	1,204,679		1,184,895	271,590	1,456,485
Trade receivables	5			2,671,612	2,671,612			3,233,164	3,233,164
Dividends and interest on equity	8			77,377	77,377			77,377	77,377
Derivative financial instruments	8	140,928			140,928
Trading securities	8		8,325		8,325		9,596		9,596
Loans - related parties	8			5,340	5,340			5,383	5,383
Total		140,928	1,175,462	14,767,294	16,083,684		1,194,491	15,578,870	16,773,361

Non-current
Investments	4			127,242	127,242			156,185	156,185
Other trade receivables	8			12,967	12,967			8,059	8,059
Eletrobrás compulsory loan	8			59,606	59,606			58,030	58,030
Receivables by indemnity	8			983,720	983,720			974,863	974,863
Loans - related parties	8			1,572,739	1,572,739			1,384,773	1,384,773
Investments	9		94,700		94,700		94,700		94,700
Total			94,700	2,756,274	2,850,974		94,700	2,581,910	2,676,610

Total Assets		140,928	1,270,162	17,523,568	18,934,658		1,289,191	18,160,780	19,449,971

Liabilities
Current
Borrowings and financing	12			5,702,842	5,702,842			5,269,952	5,269,952
Leases	14			163,355	163,355			177,010	177,010
Trade payables	15			6,248,846	6,248,846			6,596,915	6,596,915
Trade payables - drawee risk	16			2,878,420	2,878,420			5,709,069	5,709,069
Dividends and interest on capital	16			4,955	4,955			611,307	611,307
Derivative financial instruments (note 16)			30,998		30,998	416,935			416,935
Total			30,998	14,998,418	15,029,416	416,935		18,364,253	18,781,188

Non-current
Borrowings and financing	12			36,551,573	36,551,573			36,170,996	36,170,996
Leases	14			596,036	596,036			516,836	516,836
Trade payables	15			27,916	27,916			46,269	46,269
Derivative financial instruments (note 16)	16		68,399		68,399		69,472		69,472
Total			68,399	37,175,525	37,243,924		69,472	36,734,101	36,803,573

Total Liabilities			99,397	52,173,943	52,273,340	416,935	69,472	55,098,354	55,584,761

54

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

							Parent Company
Parent Company				06/30/2023			12/31/2022
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3		1,644,167	1,644,167		2,839,405	2,839,405
Short-term investments	4	1,167,137	35,688	1,202,825	1,184,895	22,715	1,207,610
Trade receivables	5		1,544,930	1,544,930		1,956,531	1,956,531
Dividends and interest on equity	8		235,782	235,782		295,480	295,480
Trading securities	8	8,203		8,203	9,488		9,488
Loans - related parties	8		5,340	5,340		5,383	5,383
Total		1,175,340	3,465,907	4,641,247	1,194,383	5,119,514	6,313,897

Non-current
Investments	4		110,842	110,842		140,510	140,510
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		56,885	56,885		55,336	55,336
Receivables by indemnity	8		983,720	983,720		974,863	974,863
Loans - related parties	8		1,943,894	1,943,894		1,668,382	1,668,382
Investments	9	94,700		94,700	94,700		94,700
Total		94,700	3,096,344	3,191,044	94,700	2,840,094	2,934,794

Total Assets		1,270,040	6,562,251	7,832,291	1,289,083	7,959,608	9,248,691

Liabilities
Current
Borrowings and financing	12		5,937,643	5,937,643		3,444,304	3,444,304
Leases	14		11,216	11,216		8,451	8,451
Trade payables	15		3,080,122	3,080,122		3,684,793	3,684,793
Trade payables - drawee risk	16		2,519,299	2,519,299		5,318,425	5,318,425
Dividends and interest on capital	16		4,644	4,644		598,267	598,267
Derivative financial instruments (note 16)		30,998		30,998
Total		30,998	11,552,924	11,583,922		13,054,240	13,054,240

Non-current
Borrowings and financing	12		17,041,067	17,041,067		18,024,767	18,024,767
Derivative financial instruments (note 16)	16				58,005		58,005
Leases	14		1,216	1,216		4,729	4,729
Trade payables	15		19,737	19,737		14,352	14,352
Total			17,062,020	17,062,020	58,005	18,043,848	18,101,853

Total Liabilities		30,998	28,614,944	28,645,942	58,005	31,098,088	31,156,093

•	Fair value measurement

The following table shows the financial instruments recorded at fair value by classifying them according to the fair value hierarchy:

55

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated			06/30/2023			12/31/2022
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,167,137		1,167,137	1,184,895		1,184,895
Derivative financial instruments	140,928		140,928
Trading securities	8,325		8,325	9,596		9,596
Non-current
Investments	94,700		94,700	94,700		94,700
Total Assets	1,411,090	-	1,411,090	1,289,191	-	1,289,191

Liabilities
Current
Derivative financial instruments		30,998	30,998		416,935	416,935
Non-current
Derivative financial instruments		68,399	68,399		69,472	69,472
Total Liabilities	-	99,397	99,397	-	486,407	486,407

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of June 30, 2023, is shown below.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	06/30/2023	12/31/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,601,595	1,191,036
Trade receivables	216,743	315,920
Financial investments	15,669	26,930
Borrowings and financing	(4,971,631)	(4,594,471)
Trade payables	(338,881)	(366,149)
Others	(21,762)	(23,079)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,498,267)	(3,449,813)
Cash flow hedge accounting	4,193,480	4,409,760
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	513,213	777,947

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of June 30, 2023, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				06/30/2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.8192	4.7457	6.0240	7.2288
EUR	5.2626	5.2606	6.5783	7.8939
USD x EUR	1.0920	1.1085	1.3650	1.6380

The effects on the result, considering scenarios 1 and 2, are shown below:

					06/30/2023
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,498,267)	Dollar	257,123	(4,214,712)	(8,429,424)

Cash flow hedge accounting	4,193,480	Dollar	(308,221)	5,052,305	10,104,609

Exchange rate swap CDI x Dollar	(67,000)	Dollar	4,925	(80,722)	(161,443)

Exchange rate swap Real x Dollar	(115,000)	Dollar	8,453	(138,552)	(277,104)

Net exchange position	513,213	Dollar	(37,720)	618,319	1,236,638

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – valuation of the Real by 0.63% / Real x Euro - devaluation of the Real by 1.33% / Euro x Dollar – devaluation of the dollar by 2.0%. Source: Central Bank of Brazil and European Central Bank quotations on July 20, 2023.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP, LIBOR and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. The Company has not yet migrated its contracts to SOFR, as it is awaiting guidance from the financial market to transition the rate of its contracts.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of June 30, 2023, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			06/30/2023
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.65%	17.06%	20.48%
TJLP	7.28%	9.10%	10.92%
LIBOR	5.76%	7.20%	8.64%
SELIC	13.75%	17.19%	20.63%
SOFR	5.39%	6.74%	8.09%

The effects on balances, considering scenarios 1 and 2, are shown below:

						Consolidated
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	13.65	3,319,162	(15,667,530)	(14,033,920)	(14,455,308)	(14,876,696)
TJLP	7.28		(1,110,749)	(1,191,612)	(1,211,827)	(1,232,043)
Libor	5.76		(2,329,987)	(2,464,248)	(2,497,813)	(2,531,378)
Selic	13.75		(15,438)	(17,561)	(18,091)	(18,622)
SOFR	5.39		(4,730,045)	(4,985,025)	(5,048,770)	(5,112,515)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of June 30, 2023 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until June 30, 2023:

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				06/30/2023	06/30/2023	06/30/2022	06/30/2023	06/30/2022	06/30/2023	06/30/2022
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 25)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
05/31/2022 (Settled)	Platts					23,374				(1,087)
01/01/2023 to 01/31/2023 (Settled)	Platts				(196,908)				(1,107)
02/01/2023 to 02/28/2023 (Settled)	Platts				(212,418)				2,423
03/01/2023 to 03/31/2023 (Settled)	Platts				(158,699)				1,982
04/01/2023 to 04/30/2023 (Settled)	Platts				21,394				65
05/01/2023 to 05/31/2023 (Settled)	Platts				186,366				(3,629)
06/01/2023 to 06/30/2023 (*)	Platts	1,180,864	(1,126,385)	54,479	19,090				(4,801)
07/01/2023 to 07/31/2023	Platts	339,961	(304,581)	35,380			38,598		(3,218)
08/01/2023 to 08/31/2023	Platts	182,334	(157,689)	24,645			26,964		(2,319)
09/01/2023 to 09/30/2023	Platts	181,539	(155,115)	26,424			28,910		(2,486)
		1,884,698	(1,743,770)	140,928	(341,175)	23,374	94,472	-	(13,090)	(1,087)

(*) The operation matured on June 30, 2023 and was settled in early July 2023.

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on June 30, 2023, are shown as follows:

	12/31/2022	Movement	Realization	06/30/2023
Cash flow hedge accounting – “Platts”	(341,269)	94,566	341,175	94,472
Income tax and social contribution on cash flow hedge accounting	116,031	(32,152)	(116,000)	(32,121)
Fair Value of cash flow accounting - Platts, net	(225,238)	62,414	225,176	62,351

The cash flow hedge accounting - Platts index - has been fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing rate on June 30, 2023, as a reference.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
07/01/2023 to 07/31/2023	33,653	(50,820)	(135,293)
08/01/2023 to 08/31/2023	20,725	(23,912)	(68,549)
09/01/2023 to 09/30/2023	22,463	(21,522)	(65,508)
	76,841	(96,254)	(269,350)

(*) The probable scenario was calculated considering the Platts quotation on July 24,2023.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

b) Cash flow hedge accounting

Foreign exchange hedge

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of June 30, 2023:

									06/30/2023
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
04/02/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)	(281,258)	-
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)	(57,873)	(496,575)
01/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.0745	1,416,000	(1,287,000)	-	(1,310,666)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000	-	-	(612,800)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(123,300)	(22,731)	(92,287)
06/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(87,160)	(9,841)	(71,471)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000			20,706
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			43,730
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			22,340
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000			10,156
12/01/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(10,000)	(1,373)	104,064
12/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			15,176
Total						7,742,746	(3,549,266)	(373,076)	(2,367,627)

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

The net balance of amounts designated and already amortized in dollars totals US$2,096,740.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of June 30, 2023, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's interim financial information as of December 31, 2022. The balance recorded as of June 30, 2023 and December 31, 2022 is R$6,293.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of June 30, 2023 are shown as follows:

				Consolidated
	12/31/2022	Movement	Realization	06/30/2023
Cash flow hedge accounting	(4,434,697)	1,693,994	373,076	(2,367,627)
Income tax and social contribution on cash flow hedge accounting	1,507,797	(575,958)	(126,846)	804,993
Fair Value of cash flow accounting, net taxes	(2,926,900)	1,118,036	246,230	(1,562,634)

				Parent Company
	12/31/2022	Movement	Realization	06/30/2023
Cash flow hedge accounting	(4,022,353)	1,347,786	363,235	(2,311,332)
Income tax and social contribution on cash flow hedge accounting	1,367,600	(458,247)	(123,500)	785,853
Fair Value of cash flow accounting, net taxes	(2,654,753)	889,539	239,735	(1,525,479)

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At June 30, 2023	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	5,702,842	8,232,136	15,988,353	12,331,084	42,254,415
Lease Liabilities (note 14)	163,355	201,448	148,089	246,499	759,391
Derivative financial instruments (note 13 a)	30,998	68,399			99,397
Trade payables (note 15)	6,248,846	14,089	12,861	966	6,276,762
Trade payables - Drawee Risk (note 16)	2,878,420				2,878,420
Dividends and interest on equity (note 16)	4,955				4,955
	15,029,416	8,516,072	16,149,303	12,578,549	52,273,340

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The amounts are recorded in the interim financial information at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		06/30/2023		12/31/2022
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	14,460,360	12,332,359	15,656,088	13,782,836

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

• Derivative financial instruments portfolio position

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67.000 (equivalent to R$278.000) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

							06/30/2023	06/30/2022
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 26)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Real	Settled	Dollar						45,162
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	67,000	292,145	(323,143)	(30,998)	42,347	46,444
Exchange rate swap Real x Dollar	06/10/2027	Dollar	115,000	575,315	(643,714)	(68,399)	(82,377)	(25,238)
Total Swap			182,000	867,460	(966,857)	(99,397)	(40,030)	66,368

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	672,432	(649,730)	22,702	41,478	(3,564)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	832,180	(790,637)	41,543	45,467
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	458,425	(453,773)	4,652	47,142	(9,878)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	734,812	(722,934)	11,878	(4,189)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	677,405	(622,343)	55,062	39,377	13,070
Interest rate (Debentures) CDI x IPCA	02/12/2032	Real	600,000	715,391	(660,354)	55,037	55,247	9,991
Total interest rate (Debentures) CDI x IPCA			3,600,382	4,090,645	(3,899,771)	190,874	224,522	9,619

				4,958,105	(4,866,628)	91,477	184,492	75,987

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Classification of derivatives in the balance sheet and income statement

					06/30/2023	06/30/2022
Instruments	Assets		Liabilities		Financial income (expenses), net (note 26)
	Current	Total	Non-current	Total
Exchange rate swap (NDF) Dollar x euro (settled)						45,162
Exchange rate swap Real x Dollar			(68,399)	(68,399)	(82,377)	(25,238)
Exchange rate swap CDI x Dollar			(30,998)	(30,998)	42,347	46,444
Iron ore derivative	140,928	140,928			(13,090)	(1,087)
Interest rate swap CDI x IPCA			190,874	190,874	224,522	9,619
	140,928	140,928	91,477	91,477	171,402	74,900

Derivative instruments Swap CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	06/30/2023				12/31/2022				06/30/2023	06/30/2022
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 25 and 26)
USIM3	106,620,851	15.12%	7.29	777,266	106,620,851	15.12%	7.41	790,061	(12,795)	(671,712)
USIM5	55,144,456	10.07%	7.07	389,871	55,144,456	10.07%	7.16	394,834	(4,963)	(358,990)
				1,167,137				1,184,895	(17,758)	(1,030,702)
PATI3	2,705,726	11.31%	35.00	94,700	2,705,726	11.31%	35.00	94,700		(2,354)
				1,261,837				1,279,595	(17,758)	(1,033,056)

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on June 30, 2023. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		06/30/2023
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(38,863)	(194,317)	(388,633)
USIM5	(19,494)	(97,468)	(194,936)
PATI3	(4,735)	(23,675)	(47,350)

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2023	12/31/2022
Shareholder's equity (equity)	20,619,583	21,816,044
Borrowings and Financing (Third-party capital)	41,669,787	40,918,742
Gross Debit/Shareholder's equity	2.02	1.88

14.    LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Leases	2,062,578	1,916,636	13,182	14,306
Present value adjustment - Leases	(1,303,187)	(1,222,790)	(750)	(1,126)
	759,391	693,846	12,432	13,180
Classified:
Current	163,355	177,010	11,216	8,451
Non-current	596,036	516,836	1,216	4,729
	759,391	693,846	12,432	13,180

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 27 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 12 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Opening balance	693,846	611,551	13,180	17,941
New leases	180,977	29,633		2,808
Present Value Adjustments - New leases	(114,980)	(3,300)		(508)
Contract review	68,613	99,419	3,906	201
Write-off		(781)
Payments	(102,123)	(155,995)	(5,282)	(8,836)
Interest appropriated	35,528	69,510	628	1,574
Acquisition of companies		45,352
Exchange variation	(2,470)	(1,543)
Net balance	759,391	693,846	12,432	13,180

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of June 30, 2023, the expected minimum payments are the following:

64

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	170,142	487,423	1,405,013	2,062,578
Present value adjustment - Leases	(6,787)	(137,886)	(1,158,514)	(1,303,187)
	163,355	349,537	246,499	759,391

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Leases	1,771,505	1,835,101	12,818	13,466
Present value adjustment - Leases	(1,187,523)	(1,221,378)	(729)	(1,066)
Potencial PIS and COFINS credit	163,864	169,747	1,186	1,246
Present value adjustment – Potential PIS and COFINS credit	(109,846)	(112,977)	(67)	(99)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the period are:

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Contract less than 12 months	1,615	839	85	373
Lower Assets value	6,872	1,904	3,662	1,024
Variable lease payments	196,550	178,702	106,426	96,866
	205,037	181,445	110,173	98,263

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Lower Assets value	2,921	511	1,253	256
Variable lease payments		808		495
	2,921	1,319	1,253	751

15.	TRADE PAYABLES

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Trade payables	6,352,868	6,723,077	3,155,382	3,750,724
(-) Adjustment present value	(76,106)	(79,893)	(55,523)	(51,579)
	6,276,762	6,643,184	3,099,859	3,699,145

Classified:
Current	6,248,846	6,596,915	3,080,122	3,684,793
Non-current	27,916	46,269	19,737	14,352
	6,276,762	6,643,184	3,099,859	3,699,145

65

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Payables to related parties (note 20 a)	41,367	109,087	35,510	53,356	379,204	406,583	239	41,694
Derivative financial instruments (note 13 a)	30,998	416,935	68,399	69,472	30,998			58,005
Dividends and interest on capital	4,955	611,307			4,644	598,267
Advances from customers (1)	1,467,095	1,120,072	3,833,205	943,919	83,318	83,300
Taxes in installments	197,150	280,721	206,018	184,106	15,070	9,173	56,765
Profit sharing - employees	170,033	266,705			82,781	136,909
Taxes payable			9,226	10,925			9,226	8,962
Provision for consumption and services	190,261	241,965			94,465	110,910
Third party materials in our possession	214,891	303,858			198,213	286,805
Trade payables - Drawee Risk and forfaiting (2)	2,878,420	5,709,069			2,519,299	5,318,425
Trade payables (note 15)			27,916	46,269			19,737	14,352
Lease Liabilities (note 14)	163,355	177,010	596,036	516,836	11,216	8,451	1,216	4,729
Other payables	86,080	81,922	375,418	391,535	7,785	2,358	57,841	21,248
	5,444,605	9,318,651	5,151,728	2,216,418	3,426,993	6,961,181	145,024	148,990

(1) Advances from Customers: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500.000 (R$2,599,300) referring to supply contracts of approximately 13 million tons of iron ore signed with a major international player, to be executed within 4 years, with supply expected to begin in 2024. On June 30, 2023, the subsidiary CSN Mineração entered into an amendment to the advance contract, signed on January 16, 2023, in the amount of US$300,000 for additional supply of 6.3 million tons of iron ore. From this amendment, the Company received on June 30, 2023 the amount of US$205,000 (R$987,936), the remaining balance of US$95,000 will be received until July 31, 2023.

(2) The Company classifies drawee risk and forfaiting transactions with suppliers under other liabilities. These transactions are negotiated with financial institutions by which suppliers to anticipate receivables arising from sales of goods and, consequently, lengthen the payment terms of the Company's own obligations. The actual anticipation of receivables depends on the acceptance by its suppliers, since their participation is not compulsory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the due date agreed with the supplier, there is no alteration in the degree of subordination of the title in the case of judicial execution and no alteration in the existing commercial conditions between the Company and its suppliers.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income tax and social contribution income (expense)
Current	(258,262)	(1,270,201)	99,131	(692,486)
Deferred	373,063	(307,888)	229,112	180,551
	114,801	(1,578,089)	328,243	(511,935)

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income tax and social contribution income (expense)
Current	181,446	(237,397)	195,434	(125,014)
Deferred	407,589	(305,085)	319,529	200,100
	589,035	(542,482)	514,963	75,086

66

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income before income tax and social contribution	(654,051)	3,311,363	(44,945)	881,266
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	222,377	(1,125,863)	15,281	(299,630)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	78,855	35,150	54,336	23,265
Difference Tax Rate in companies abroad	(18,123)	6,811	56,459	(243,683)
Tax incentives	6,415	20,732	1,248	11,196
Interest on equity	19,235		19,235
Recognition/(reversal) of tax credits	(141,484)	(530,171)	223,349	(24,920)
Other permanent deductions (additions)	(52,474)	15,252	(41,665)	21,837
Income tax and social contribution in net income for the period	114,801	(1,578,089)	328,243	(511,935)
Effective tax rate	18%	48%	730%	58%
				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Profit before income tax and social contribution	(1,331,828)	1,946,210	(331,360)	122,240
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	452,822	(661,711)	112,662	(41,562)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	332,570	619,074	254,473	108,814
Indebtdness limit		(4,324)		(966)
Interest on equity	(75,772)		(75,772)
Recognition/(reversal) of tax credits	(159,857)	(516,675)	181,445	(14,380)
Other permanent deductions (additions)	39,272	21,154	42,155	23,180
Income tax and social contribution in net income for the period	589,035	(542,482)	514,963	75,086
Effective tax rate	44%	28%	155%	-61.4%

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Deferred
Income tax losses	2,910,820	2,679,028	1,509,879	1,279,792
Social contribution tax losses	980,434	894,183	565,852	482,104
Temporary differences	522,273	1,305,557	1,006,378	1,494,816
Tax, social security, labor, civil and environmental provisions	579,164	584,834	212,416	205,440
Estimated losses on assets	329,137	369,826	127,656	143,926
Gains/(Losses) on financial assets	481,215	468,813	464,216	442,333
Actuarial Liabilities (Pension and Health Plan)	228,479	226,875	222,745	222,745
Provision for consumption and services	204,744	205,880	185,649	172,566
Cash Flow Hedge Accounting and Unrealized Exchange Variations	678,678	1,459,012	711,370	1,206,064
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(138,018)	(149,489)
Business combination	(1,617,179)	(1,632,370)	(721,992)	(721,992)
Others	149	(3,728)	28,414	47,830
Total	4,413,527	4,878,768	3,082,109	3,256,712

Total Deferred Assets	4,977,852	5,095,718	4,039,360	4,219,717
Total Deferred Liabilities	(564,325)	(216,950)	(957,251)	(963,005)
Total Deferred	4,413,527	4,878,768	3,082,109	3,256,712

67

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2019 and 2023, these subsidiaries generated income in the amount of R$156,367. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$53,165. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial information.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
Balance at January 1, 2022	4,569,011	4,843,653
Recognized in the result	(420,773)	(988,588)
Recognized in other comprehensive income	(322,876)	(598,353)
Acquisition of companies	1,053,406
Balance at December 31, 2022	4,878,768	3,256,712
Recognized in the result	373,063	407,589
Recognized in other comprehensive income	(837,860)	(581,748)
Use of tax credit in installment program	(444)	(444)
Balance at June 30, 2023	4,413,527	3,082,109

17.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Income tax and social contribution
Actuarial gains on defined benefit pension plan	101,481	100,139	99,288	99,288
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	775,501	1,571,953	785,853	1,367,601
	551,632	1,346,742	559,791	1,141,539

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Tax	215,702	219,196	182,052	184,687	86,024	96,865	57,088	57,316
Social security	1,626	1,567	4		1,596	1,549
Labor	387,625	375,416	306,496	297,507	171,353	177,902	145,790	160,983
Civil	782,709	851,305	26,680	25,502	158,810	130,250	14,187	12,174
Environmental	45,927	37,341	2,791	2,859	16,902	15,250	1,153	1,154
Deposit of a guarantee			19,502	23,109
	1,433,589	1,484,825	537,525	533,664	434,685	421,816	218,218	231,627

Classified:
Current	40,425	73,089			24,216	31,371
Non-current	1,393,164	1,411,736	537,525	533,664	410,469	390,445	218,218	231,627
	1,433,589	1,484,825	537,525	533,664	434,685	421,816	218,218	231,627

68

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The changes in tax, social security, labor, civil and environmental provisions in the year ended June 30, 2023 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	06/30/2023
Tax	219,196	1,771	7,144	(12,409)	215,702
Social security	1,567		62	(3)	1,626
Labor	375,416	21,891	33,314	(42,996)	387,625
Civil	851,305	13,397	34,080	(116,073)	782,709
Environmental	37,341	3,266	19,089	(13,769)	45,927
	1,484,825	40,325	93,689	(185,250)	1,433,589

					Parent Company
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	06/30/2023
Tax	96,865	845	410	(12,096)	86,024
Social security	1,549		50	(3)	1,596
Labor	177,902	7,414	13,920	(27,883)	171,353
Civil	130,250	1,070	29,614	(2,124)	158,810
Environmental	15,250	1,655	68	(71)	16,902
	421,816	10,984	44,062	(42,177)	434,685

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of June 30, 2023 and December 31, 2022.

69

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated
	06/30/2023	12/31/2022
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	14,976,052	14,174,838

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa	5,211,018	4,920,177

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,556,876	2,388,423

Infraction and Fine Imposition Notices (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016 and 2017	4,297,496	4,104,626

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,238,921	2,138,608

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,333,282	1,255,251

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,322,886	1,238,018

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,217,334	1,143,275

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,053,800	986,196

ICMS - SEFAZ/RJ - Electricity Credits	1,015,363	950,469

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá (1)	767,656	715,152

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	702,966	666,816

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	420,289	623,748

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	706,942	663,594

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	347,809

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	378,191	357,006

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	305,140	289,406

Other tax lawsuits (federal, state, and municipal) (1)	5,849,305	5,579,232

Social security lawsuits	197,326	187,338

Action to discuss the balance of the construction contract – Tebas	593,716	560,638

Action related to power supply payment’s charge - Light	427,358	386,834

Action that discusses Negotiation of energy sales - COPEN - CEEE-G (1)	196,174	193,469

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G (1)	197,660	192,212

Enforcement action applied by Brazilian antitrust authorities (CADE)	116,441	109,206

Other civil lawsuits (1)	1,368,834	1,168,591

Labor and social security lawsuits (1)	1,916,073	1,726,517

Tax foreclosures – Fine – Volta Redonda IV	134,421	122,639

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits (1)	604,089	539,410

	50,759,807	47,688,078

70

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In the first quarter of 2021, the Company was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to June 30, 2023, of R$7,974,276 (December 31, 2022, R$4,939,419), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Environmental liabilities	180,578	172,574	165,600	158,213
Asset retirement obligations	809,709	765,083
	990,287	937,657	165,600	158,213

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		06/30/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			1,645,154	1,645,154			1,768,915	1,768,915
Trade receivables (note 5)	(2)	41,501	3,054	64,818	109,373	48,236	1,182	59,716	109,134
Dividends (note 8)	(3)		77,377		77,377		77,377		77,377
Loans (note 8)	(4)		5,340		5,340		5,383		5,383
Other receivables (note 8)			1	80,260	80,261	30		1,828	1,858
		41,501	85,772	1,790,232	1,917,505	48,266	83,942	1,830,459	1,962,667
Non-current Assets
Investments	(1)			110,842	110,842			140,510	140,510
Loans (note 8)	(4)	3,704	1,569,035		1,572,739	3,678	1,381,095		1,384,773
Actuarial asset (note 8)				35,477	35,477			35,477	35,477
Other receivables (note 8)	(5)		1,595,381		1,595,381		1,484,759		1,484,759
		3,704	3,164,416	146,319	3,314,439	3,678	2,865,854	175,987	3,045,519
		45,205	3,250,188	1,936,551	5,231,944	51,944	2,949,796	2,006,446	5,008,186

Liabilities
Current Liabilities
Trade payables			129,079	10,566	139,645		93,115	37,448	130,563
Accounts payable			22,166	16,556	38,722		23,555	24,134	47,689
Provision for consumption			2,645		2,645		61,398		61,398
			153,890	27,122	181,012		178,068	61,582	239,650
Non-current Liabilities
Accounts payable			35,510		35,510		53,356		53,356
			35,510		35,510		53,356		53,356
			189,400	27,122	216,522		231,424	61,582	293,006

71

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Consolidated
	06/30/2023				06/30/2022
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales	21,702	9,582	800,677	831,961	118,975	9,931	1,368,032	1,496,938
Cost and expenses	(92)	(875,713)	(116,599)	(992,404)		(632,606)	(50,069)	(682,675)
Financial income (expenses)
Interest (note 26)		87,887	14,178	102,065		64,564	11,261	75,825
Exchange rate variations and monetary, net			(49,975)	(49,975)
Financial investments (1)			(17,758)	(17,758)			(1,030,702)	(1,030,702)
	21,610	(778,244)	630,523	(126,111)	118,975	(558,111)	298,522	(140,614)

•	Parent Company

		Parent Company
		06/30/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,246,872	1,246,872			1,125,578	1,125,578
Trade receivables (note 5)	(2)	695,728		61,459	757,187	1,066,375		59,407	1,125,782
Loans (note 8)	(4)		5,340		5,340		5,383		5,383
Dividends (note 8)	(3)	196,161	39,621		235,782	255,859	39,621		295,480
Other receivables (note 8)		230,721	1	1,829	232,551	99,866		1,829	101,695
		1,122,610	44,962	1,310,160	2,477,732	1,422,100	45,004	1,186,814	2,653,918
Non-current Assets
Investments	(1)			110,842	110,842			140,510	140,510
Loans (note 8)	(4)	472,195	1,471,699		1,943,894	380,913	1,287,469		1,668,382
Actuarial asset (note 8)				28,072	28,072			28,072	28,072
Other receivables (note 8)	(5)	102,572	1,595,381		1,697,953	223,908	1,484,759		1,708,667
		574,767	3,067,080	138,914	3,780,761	604,821	2,772,228	168,582	3,545,631
		1,697,377	3,112,042	1,449,074	6,258,493	2,026,921	2,817,232	1,355,396	6,199,549

Liabilities
Current Liabilities
Intercompany Loans (note 12)	(6)	1,729,038			1,729,038	43,806			43,806
Trade payables		441,349	37,396	9,311	488,056	269,264	41,654	36,289	347,207
Accounts payable		80,843		16,555	97,398	103,012		24,134	127,146
Provision for consumption		281,806			281,806	279,437			279,437
		2,533,036	37,396	25,866	2,596,298	695,519	41,654	60,423	797,596
Non-current Liabilities
Intercompany Loans (note 12)	(6)	7,246,130			7,246,130	9,984,044			9,984,044
Accounts payable		239			239	41,694			41,694
		7,246,369			7,246,369	10,025,738			10,025,738
		9,779,405	37,396	25,866	9,842,667	10,721,257	41,654	60,423	10,823,334

		Parent Company
		06/30/2023				06/30/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,182,944	(15)	795,985	2,978,914	2,364,250	70	1,367,842	3,732,162
Cost and expenses		(1,360,701)	(210,368)	(135,814)	(1,706,883)	(1,213,824)	(234,829)	(55,828)	(1,504,481)
Financial income (expenses)
Interest (note 26)		(89,727)	86,431	13,910	10,614	(24,216)	64,346	10,300	50,430
Exclusive funds (note 26)				8,819	8,819			6,492	6,492
Financial investments (1)		677,308		(9,166)	668,142			(1,030,702)	(1,030,702)
Exchange rate variations and monetary, net				(17,758)	(17,758)	608,608			608,608
		1,409,824	(123,952)	655,976	1,941,848	1,734,818	(170,413)	298,104	1,862,509

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(3)	Dividends receivable: In the Parent Company as of June 30, 2023, are interest on own capital from Mineração Nacional S.A in the amount of R$9,353 (R$14,785 in December 2022) and dividends from the subsidiary CSN Cimentos S. A in the amount of R$178,343 as of June 30, 2023 (R$178,345 as of December 31, 2022). A in the amount of R$178,348 on June 30, 2023 (R$178,348 on December 31, 2022) and in Consolidated dividends from MRS Logística S.A in the amount of R$77,377 (R$77,377 in December 2022).

(4)	Loans (Assets):

Long term: In Consolidated refers mainly to loan agreements with Transnordestina Logística amounting to R$1,578,078 as of June 30,2023 (R$1,384,773 as of December 31, 2022) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): In Consolidated as of June 30, 2023, refers advance for future capital increase with Transnordestina Logística S.A. in the amount of R$1,595,380 (R$1,484,759 as of December 31, 2022).

(6)	Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$8,975,168 as of June 30, 2023 (R$10,027,850 as of December 31, 2022).

20.b)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of June 30, 2023, and 2022.

	06/30/2023	06/30/2022
	P&L
Short-term benefits for employees and officers	40,292	37,608
Post-employment benefits	227	128
	40,519	37,736

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,096,291	2,096,291	9,365	9,365	3,853	3,853	2,109,509	2,109,509
Controladas do Grupo	R$	Up to 12/21/2024 and indefinite	1,900,000			197	131,920	2,163	2,031,920	2,360
CSN Mineração	R$	Up to 12/21/2024		540,946						540,946
Total in R$			3,996,291	2,637,237	9,365	9,562	135,773	6,016	4,141,429	2,652,815

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/17/2026	1,150,000	1,150,000					1,150,000	1,150,000

CSN Cimentos	US$	Indefinite	115,000	115,000					115,000	115,000

Total in US$			2,565,000	2,565,000					2,565,000	2,565,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			12,361,248	13,867,929			394,695	396,780	12,755,943	14,264,709
			16,357,539	16,505,166	9,365	9,562	530,468	402,796	16,897,372	16,917,524

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-up capital

The fully subscribed and paid-up capital as of June 30, 2023, is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2022, R$10,240,000 divided into 1, 326,093,947 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

21.b)	Authorized capital

The Company’s bylaws in effect on June 30, 2023, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

21.d)	Ownership structure

As of June 30, 2023, and December 31, 2022, the Company’s ownership structure was as follows:

			06/30/2023			12/31/2022
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	543,617,803	40.99%	40.99%	679,522,254	51.24%	51.24%
Rio Iaco Participações S.A.	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Participações S.A.	135,904,451	10.25%	10.25%	0	0.00%	0.00%
NYSE (ADRs)	269,650,326	20.33%	20.33%	254,520,040	19.19%	19.19%
Other shareholders	331,215,125	24.98%	24.98%	346,345,411	26.12%	26.12%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

As of June 30, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold all the shares of Vicunha Aços S.A. ("Vicunha Aços"). Thus, the implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 common shares, book-entry and without par value issued by CSN, representing on this date 10.25% of its capital stock.

21.e)	Treasury shares

On June 30, 2023, the Company did not have an open treasury share buyback program, below is the movement of the programs that were closed:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20,06 and R$23,22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17,20 and R$26,76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

21.f)	Earnings per share

The earnings per share are shown below:

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
	Common Shares		Common Shares
(Loss)/profit for the period	(742,793)	1,403,728	183,603	197,326
Weighted average number of shares	1,326,093,947	1,327,901,762	1,326,093,947	1,326,412,628
Basic and diluted (loss)/earnings per share	(0.56014)	1.05710	0.13845	0.14877

22.	COMPENSATION TO SHAREHOLDERS

On May 17, 2023, the Company paid its shareholders interest on equity in the amount of R$700,000, corresponding to a gross amount of R$0.52786606981 per share. Considering the incidence of Withholding Income Tax at the rate of 15%, the net amount of Income Tax will be paid of R$595,000 equivalent to R$0.44868615934 per share and dividends in the amount of R$1,614,000 equivalent to R$1.21710833810 per share.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Gross revenue
Domestic market	14,075,756	14,569,774	7,365,764	7,352,587
Foreign market	11,474,848	11,011,254	5,302,548	4,808,001
	25,550,604	25,581,028	12,668,312	12,160,588
Deductions
Sales returns, discounts and rebates	(236,068)	(121,425)	(115,522)	(47,419)
Taxes on sales	(3,006,735)	(3,123,815)	(1,563,679)	(1,547,247)
	(3,242,803)	(3,245,240)	(1,679,201)	(1,594,666)
Net revenue	22,307,801	22,335,788	10,989,111	10,565,922

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Gross revenue
Domestic market	10,261,565	13,077,910	5,377,734	6,524,208
Foreign market	1,158,928	2,189,565	562,971	955,727
	11,420,493	15,267,475	5,940,705	7,479,935
Deductions
Sales returns, discounts and rebates	(152,297)	(131,412)	(50,310)	(70,974)
Taxes on sales	(1,920,053)	(2,598,474)	(1,012,319)	(1,269,874)
	(2,072,350)	(2,729,886)	(1,062,629)	(1,340,848)
Net revenue	9,348,143	12,537,589	4,878,076	6,139,087

24.	EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Raw materials and inputs	(6,159,484)	(7,170,325)	(3,076,510)	(3,471,864)
Outsourcing material	(2,671,361)	(1,636,020)	(1,444,078)	(946,187)
Labor cost	(1,983,497)	(1,492,006)	(1,038,106)	(807,745)
Supplies	(2,017,484)	(1,510,099)	(1,085,244)	(826,767)
Maintenance cost (services and materials)	(200,892)	(576,794)	(100,845)	(277,516)
Outsourcing services	(1,667,020)	(974,819)	(895,033)	(499,360)
Freight	(1,996,645)	(1,001,069)	(1,003,201)	(506,636)
Depreciation, amortization and depletion	(1,569,427)	(1,278,361)	(788,151)	(642,891)
Others	(655,451)	(446,413)	(396,223)	(232,329)
	(18,921,261)	(16,085,906)	(9,827,391)	(8,211,295)
Classified as:
Cost of sales	(16,819,136)	(14,847,726)	(8,745,660)	(7,560,441)
Selling expenses	(1,740,455)	(947,928)	(879,942)	(503,932)
General and administrative expenses	(361,670)	(290,252)	(201,789)	(146,922)
	(18,921,261)	(16,085,906)	(9,827,391)	(8,211,295)

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Raw materials and inputs	(5,270,113)	(6,683,951)	(2,733,559)	(3,296,556)
Labor cost	(799,401)	(702,023)	(431,515)	(362,092)
Supplies	(1,455,163)	(1,061,181)	(803,020)	(579,565)
Maintenance cost (services and materials)	(106,357)	(252,996)	(54,835)	(102,201)
Outsourcing services	(611,818)	(567,699)	(339,258)	(281,918)
Freight	(368,903)	(396,058)	(174,327)	(204,064)
Depreciation, amortization and depletion	(554,763)	(513,079)	(282,303)	(262,279)
Others	(68,557)	(159,310)	(59,901)	(87,893)
	(9,235,075)	(10,336,297)	(4,878,718)	(5,176,568)
Classified as:
Cost of sales	(8,702,487)	(9,762,356)	(4,611,523)	(4,894,623)
Selling expenses	(395,967)	(463,615)	(184,478)	(221,285)
General and administrative expenses	(136,621)	(110,326)	(82,717)	(60,660)
	(9,235,075)	(10,336,297)	(4,878,718)	(5,176,568)

The depreciation, amortization and depletion for the period were distributed as follows.

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Production costs (1)	(1,547,467)	(1,257,473)	(776,557)	(632,619)
Selling expenses	(8,087)	(6,440)	(4,251)	(3,230)
General and administrative expenses	(13,873)	(14,448)	(7,343)	(7,042)
	(1,569,427)	(1,278,361)	(788,151)	(642,891)
Other operational (2)	(41,558)	(38,236)	(21,656)	(17,569)
	(1,610,985)	(1,316,597)	(809,807)	(660,460)

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Production costs (1)	(542,438)	(502,187)	(274,923)	(256,811)
Selling expenses	(4,692)	(4,121)	(2,539)	(2,084)
General and administrative expenses	(7,633)	(6,771)	(4,841)	(3,384)
	(554,763)	(513,079)	(282,303)	(262,279)
Other operational (2)	(3,607)	(3,240)	(1,836)	(1,551)
	(558,370)	(516,319)	(284,139)	(263,830)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of June 30, 2023, in the amount of R$3,878 in the consolidated (R$3,453 as of June 30, 2022) and R$391 in the parent company (R$401 as of June 30, 2022).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 25.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

25.	OTHER OPERATING INCOME AND EXPENSES

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Other operating income
Receivables by indemnity	5,466	9,031	1,511	3,671
Rentals and leases	11,349	4,522	7,822	2,847
Contractual fines	2,115	2,019	1,165	1,631
Updated shares – Fair value through profit or loss (Note 13)		(2,354)	(42,210)	(14,962)
Other revenues	22,242	36,398	(21,845)	33,028
	41,172	49,616	(53,557)	26,215
	-	-	-	-
Other operating expenses
Taxes and fees	(62,151)	(59,156)	(30,752)	(45,619)
Expenses/reversal with environmental liabilities, net	(4,366)	740	(1,247)	225
Write-off/(Provision) of judicial lawsuits	4,511	(44,643)	85,725	(16,098)
Depreciation and amortization (note 24)	(41,558)	(38,236)	(21,656)	(17,569)
Reversal/(Write-off) of estimated losses on property, plant and equipment, intangible assets and PPI, net of reversal (notes 9.d, 10 and 11)	(725)	(6,612)	(2,900)	1,351
Estimated (Loss)/reversal in inventories (1)	(488,740)	(118,222)	(84,367)	(88,955)
Idleness in stocks and paralyzed equipment (2)	(267,014)	(94,628)	(122,821)
Studies and project engineering expenses	(25,109)	(25,885)	(16,169)	(12,123)
Healthcare plan expenses	(53,188)	(51,159)	(26,483)	(24,977)
Cash flow hedge accounting realized (note 13) (3)	(714,251)	(397,656)	216,272	(318,360)
Other expenses	(182,447)	(211,094)	(70,103)	(141,845)
	(1,835,038)	(1,046,551)	(74,501)	(663,970)
Other operating income (expenses), net	(1,793,866)	(996,935)	(128,058)	(637,755)

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Other operating income
Receivables by indemnity	4,704	7,379	953	2,020
Rentals and leases	6,641	4,176	5,339	2,661
Contractual fines	1,282	1,312	624	1,304
Updated shares – Fair value through profit or loss (Note 13)		(2,354)	(42,210)	(14,962)
Other revenues	(87)	27,079	(113)	26,999
	12,540	37,592	(35,407)	18,022

Other operating expenses
Taxes and fees	(34,548)	(33,924)	(16,024)	(26,525)
Expenses with environmental liabilities, net	(1,673)	1,514	(145)	469
Write-off/(Provision) of judicial lawsuits	(46,720)	(26,714)	(3,337)	(7,707)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(3,607)	(3,240)	(1,836)	(1,551)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 10 and 11)	1,314	(282)	(588)	(126)
Estimated (Loss)/reversal in inventories (1)	(230,861)	(77,455)	(74,848)	(65,219)
Idleness in stocks and paralyzed equipment (2)	(261,740)		(117,547)
Studies and project engineering expenses	(8,298)	(9,481)	(4,618)	(5,400)
Healthcare plan expenses	(51,191)	(50,653)	(24,809)	(24,703)
Cash flow hedge accounting realized (note 13) (3)	(363,235)	(421,030)	(10,032)	(341,734)
Other expenses	(101,453)	(130,564)	(57,743)	(99,879)
	(1,102,012)	(751,829)	(311,527)	(572,375)
Other operating income (expenses), net	(1,089,472)	(714,237)	(346,934)	(554,353)

(1) In the Parent Company, refers substantially to losses incurred in the production process at the Presidente Vargas Plant ("UPV") and in Consolidated, losses in inventories in the amount of (R$213,490);

(2) In 2023, unused capacity due to lower than normal production volume at Presidente Vargas Plant ("UPV");

(3) In the Parent Company this is the realization of a Cash Flow Hedge in the amount of (R$353,203) and in Consolidated the realization of a Cash Flow Hedge in the amount of (R$9,841) and a Hedge of Platts in the amount of (R$341,175).

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

26.	FINANCIAL INCOME (EXPENSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Financial income
Related parties (Note 20 a)	106,189	80,701	51,760	52,223
Income from financial investments	386,940	315,046	192,395	188,523
Updated shares – Fair value through profit or loss (Note 13.d)	(17,758)	(1,030,702)	(84,634)	(808,347)
Interest and fines	51,961	14,172	28,073	7,924
Other income	66,502	76,807	61,421	51,560
	593,834	(543,976)	249,015	(508,117)
Financial expenses
Borrowings and financing - foreign currency (note 12)	(709,062)	(600,218)	(406,836)	(306,640)
Borrowings and financing - local currency (note 12)	(1,046,453)	(585,791)	(543,664)	(313,089)
Capitalised interest (note 10)	94,342	62,863	50,144	34,786
Related parties	(4,124)	(4,876)	(2,062)	(2,302)
Lease liabilities	(36,395)	(31,584)	(19,123)	(16,621)
Interest and fines	(117,794)	(49,718)	(16,898)	71,766
Interest on drawn/forfaiting risk operations	(257,865)	(197,542)	(119,502)	(197,542)
(-) Adjustment present value of trade payables	(167,513)	(222,409)	(86,517)	(125,674)
Commission, bank fees, Guarantee and bank fees	(99,053)	(104,819)	(54,021)	(54,917)
PIS/COFINS over financial income	(34,636)	(56,972)	(16,346)	(49,839)
Other financial expenses	(263,559)	(187,791)	(140,139)	(50,731)
	(2,642,112)	(1,978,857)	(1,354,964)	(1,010,803)
Others financial items, net
Foreign exchange and monetary variation, net	(511,750)	431,597	(242,587)	580,437
Gains and (losses) on exchange derivatives (*)	184,492	75,987	162,627	48,471
	(327,258)	507,584	(79,960)	628,908
	(2,969,370)	(1,471,273)	(1,434,924)	(381,895)

Financial income (expenses), net	(2,375,536)	(2,015,249)	(1,185,909)	(890,012)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Dollar - to - real NDF		45,162		45,162
Exchange rate swap Real x Dollar	(82,377)	(25,238)	(42,205)	55,510
Interest rate swap CDI x IPCA	224,522	9,619	181,378	(33,249)
Exchange rate swap CDI x Dollar	42,347	46,444	23,454	(18,952)
	184,492	75,987	162,627	48,471

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				Parent Company
	Six months ended		Three months ended
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Financial income
Related parties (Note 20 a)	141,275	98,802	68,860	53,537
Income from financial investments	43,450	97,309	12,893	72,325
Interest and fines	38,110	7,267	21,093	3,624
Updated shares – Fair value through profit or loss (Note 13.d)	(17,758)	(1,030,702)	(84,634)	(808,347)
Other income	58,799	105,447	55,340	81,746
	263,876	(721,877)	73,552	(597,115)
Financial expenses
Borrowings and financing - foreign currency (note 12)	(94,540)	(68,899)	(57,984)	(19,795)
Borrowings and financing - local currency (note 12)	(621,985)	(473,931)	(338,524)	(247,090)
Related parties (note 12)	(121,842)	(41,880)	(60,548)	(25,357)
Lease liabilities	(541)	(768)	(285)	(412)
Capitalised interest (note 10)	38,810	17,527	21,305	9,920
Interest and fines	(81,493)	(2,736)	3,710	88,245
Interest on drawn/forfaiting risk operations	(257,865)	(197,542)	(119,502)	(197,542)
(-) Adjustment present value of trade payables	(127,644)	(191,741)	(65,274)	(111,936)
Commission, bank fees, Guarantee and bank fees	(47,924)	(50,110)	(26,640)	(21,156)
PIS/COFINS over financial income	(6,969)	(12,780)	(3,395)	(11,054)
Other financial expenses	(38,983)	(24,643)	(9,109)	(12,278)
	(1,360,976)	(1,047,503)	(656,246)	(548,455)
Others financial items, net
Foreign exchange and monetary variation, net	(278,817)	361,284	(172,992)	565,255
Gains and (losses) on exchange derivatives (*)	42,347	46,444	23,454	(25,652)
	(236,470)	407,728	(149,538)	539,603

Financial income (expenses), net	(1,333,570)	(1,361,652)	(732,232)	(605,967)

(*) Statement of gains and (losses) on derivative transactions (note 13 c)
Exchange rate swap CDI x Dollar	42,347	46,444	23,454	(25,652)
	42,347	46,444	23,454	(25,652)

27.	SEGMENT INFORMATION

The financial information related to the business segments is not changed from that disclosed in the Company's financial statements as of December 31, 2022. Accordingly, management has decided not to repeat them in this condensed interim financial information.

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								06/30/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	8,314,109	654,019	124,172	1,187,234	298,561	2,261,494	(1,858,647)	10,980,942
Foreign market	3,405,442	7,118,726					802,691	11,326,859
Cost of sales and services (note 24)	(10,440,349)	(4,872,511)	(120,852)	(692,025)	(223,195)	(1,911,436)	1,441,232	(16,819,136)
Gross profit	1,279,202	2,900,234	3,320	495,209	75,366	350,058	385,276	5,488,665
General and administrative expenses (note 24)	(600,778)	(273,748)	(4,903)	(94,197)	(27,402)	(219,275)	(881,822)	(2,102,125)
Other operating (income) expenses, net (note 25)	(935,095)	(456,320)	1,848	(992)	101,724	(76,432)	(428,599)	(1,793,866)
Equity in results of affiliated companies (note 9)							128,811	128,811
Operating result before Financial Income and Taxes	(256,671)	2,170,166	265	400,020	149,688	54,351	(796,334)	1,721,485

Sales by geographic area
Asia		6,771,687						6,771,687
North America	845,735						802,691	1,648,426
Latin America	84,062							84,062
Europe	2,475,645	347,039						2,822,684
Foreign market	3,405,442	7,118,726					802,691	11,326,859
Domestic market	8,314,109	654,019	124,172	1,187,234	298,561	2,261,494	(1,858,647)	10,980,942
Total	11,719,551	7,772,745	124,172	1,187,234	298,561	2,261,494	(1,055,956)	22,307,801

							Three months ended
								06/30/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	4,368,460	371,743	54,269	668,226	159,124	1,142,363	(1,011,959)	5,752,226
Foreign market	1,574,231	3,259,563					403,091	5,236,885
Cost of sales and services (note 24)	(5,419,308)	(2,625,677)	(61,374)	(352,333)	(99,677)	(951,813)	764,522	(8,745,660)
Gross profit	523,383	1,005,629	(7,105)	315,893	59,447	190,550	155,654	2,243,451
General and administrative expenses (note 24)	(287,702)	(147,389)	(2,888)	(51,377)	(14,773)	(123,001)	(454,601)	(1,081,731)
Other operating (income) expenses, net (note 25)	(307,620)	180,134	(1,650)	(11,559)	110,235	(38,169)	(59,429)	(128,058)
Equity in results of affiliated companies (note 9)							107,301	107,301
Operating result before Financial Income and Taxes	(71,939)	1,038,374	(11,643)	252,957	154,909	29,380	(251,075)	1,140,963

Sales by geographic area
Asia		3,002,538						3,002,538
North America	443,244						403,091	846,335
Latin America	37,303							37,303
Europe	1,093,684	257,025						1,350,709
Foreign market	1,574,231	3,259,563					403,091	5,236,885
Domestic market	4,368,460	371,743	54,269	668,226	159,124	1,142,363	(1,011,959)	5,752,226
Total	5,942,691	3,631,306	54,269	668,226	159,124	1,142,363	(608,868)	10,989,111

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

							Six months ended
								06/30/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	10,432,496	926,572	153,189	1,050,682	91,457	860,977	(2,023,517)	11,491,856
Foreign market	5,155,563	5,542,431					145,938	10,843,932
Cost of sales and services (note 24)	(11,615,879)	(3,427,030)	(108,159)	(727,501)	(96,176)	(572,764)	1,699,783	(14,847,726)
Gross profit	3,972,180	3,041,973	45,030	323,181	(4,719)	288,213	(177,796)	7,488,062
General and administrative expenses (note 24)	(640,112)	(149,426)	(17,293)	(64,915)	(16,907)	(137,430)	(212,097)	(1,238,180)
Other operating (income) expenses, net (note 25)	(331,845)	(198,987)	(9,926)	24,160	(903)	(23,435)	(455,999)	(996,935)
Equity in results of affiliated companies (note 9)							73,665	73,665
Operating result before Financial Income and Taxes	3,000,223	2,693,560	17,811	282,426	(22,529)	127,348	(772,227)	5,326,612

Sales by geographic area
Asia		4,698,621					145,938	4,844,559
North America	1,191,869							1,191,869
Latin America	172,446							172,446
Europe	3,790,182	843,810						4,633,992
Others	1,066							1,066
Foreign market	5,155,563	5,542,431					145,938	10,843,932
Domestic market	10,432,496	926,572	153,189	1,050,682	91,457	860,977	(2,023,517)	11,491,856
Total	15,588,059	6,469,003	153,189	1,050,682	91,457	860,977	(1,877,579)	22,335,788

							Three months ended
								06/30/2022
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,247,692	411,196	77,298	592,238	47,320	474,996	(1,032,156)	5,818,584
Foreign market	2,458,294	2,196,493					92,551	4,747,338
Cost of sales and services (note 24)	(5,789,150)	(1,831,888)	(53,379)	(385,864)	(49,139)	(300,518)	849,497	(7,560,441)
Gross profit	1,916,836	775,801	23,919	206,374	(1,819)	174,478	(90,108)	3,005,481
General and administrative expenses (note 24)	(312,832)	(87,027)	(7,585)	(34,172)	(8,354)	(68,509)	(132,375)	(650,854)
Other operating (income) expenses, net (note 25)	(230,017)	(48,729)	(8,896)	11,530	(454)	(3,462)	(357,727)	(637,755)
Equity in results of affiliated companies (note 9)							54,406	54,406
Operating result before Financial Income and Taxes	1,373,987	640,045	7,438	183,732	(10,627)	102,507	(525,804)	1,771,278

Sales by geographic area
Asia		1,615,360					92,551	1,707,911
North America	654,147							654,147
Latin America	67,874							67,874
Europe	1,736,273	581,133						2,317,406
Foreign market	2,458,294	2,196,493					92,551	4,747,338
Domestic market	5,247,692	411,196	77,298	592,238	47,320	474,996	(1,032,156)	5,818,584
Total	7,705,986	2,607,689	77,298	592,238	47,320	474,996	(939,605)	10,565,922

28.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income tax and social contribution paid	502,464	2,338,584		126,103
Addition to PP&E with interest capitalization (notes 10 and 26)	94,342	62,863	38,810	17,527
Remeasurement and addition – Right of use (note 10 i)	134,610	51,614	3,906	2,501
Addition to PP&E without adding cash	81,860
Capitalization in associate with no cash effect	11,037		11,037
	824,313	2,453,061	53,753	146,131

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

29.	STATEMENT OF COMPREHENSIVE INCOME

30.	SUBSEQUENT EVENTS

Debentures:

On July 19, 2023, the Company announced the closing of the public distribution offering ("Offering") of 700,000 simple, non-convertible debentures, unsecured, in three series of its 14th issue ("Debentures"), with a nominal unit value of R$1, totaling R$700,000 ("Issue"), of which (i) 320,000 Debentures of the 1st series ("First Series Debentures"), corresponding to R$320,000; (ii) 180,000 Debentures of the 2nd series ("Second Series Debentures"), corresponding to R$180,000; and (iii) 200,000 Debentures of the 3rd series ("Third Series Debentures"), corresponding to R$200,000.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Advances from customers:

After the close of the second quarter of 2023, the Company entered into three new energy advance agreements with prominent national players. The transactions involve advances totaling R$1,000,000 with realizations expected to take place from July 2023 to December 2028.

On July 28, 2023, the subsidiary CSN Mineração concluded negotiations for a long-term iron ore supply contract with an international trading company. The transaction involves an advance payment of US$200,000 for the supply of approximately 4.3 million tons of iron ore, to be executed over a period of 4 years, with supply starting in 2024.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

11.1 Projections

The Company clarifies that the information disclosed in this item represents a mere estimation, with hypothetical data and in no way constitute a promise of performance on behalf of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, therefore, may change.

a)	Projection object.

The Company estimates the following variables below:

b)	Projected period and the validity of the projection.

The projected period and expiration dates can be viewed in the table above in item 11.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the Standardized Financial Statements (DFP) of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2022 mining plan, with increased pellet feed production. However, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which are being repeated.

Estimates maintained:

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Estimates replaced in the last 3 fiscal years:

CSN replaced in Dec/21 the estimated volume of iron ore production in 2021 to 36-37Mton, against previous expectation of 38-40Mton.

CSN replaced in Dec/21 Mining Cash Cost in 2021 to $19.00, against a previous expectation of $16.00.

CSN replaced in Dec/21 Mining Expansion Capex in 2021 to BRL560 million, against a previous expectation of BRL1,000 million.

CSN replaced in Dec/21 the estimated Mining Expansion Capex between 2022-2026 to BRL12,000 million, against a previous expectation of BRL14,000 million between 2021-2025.

CSN replaced in Dec/21 the Steel Capex estimates between 2022-2026 to BRL6,300 million, against a previous expectation of BRL6.100 million between 2021-2025.

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of BRL3,000 million, against a previous expectation of BRL 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 2.0x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

The Company replaced in December 2022, the projected steel sales volume of 4,480Kton for 2022 with the projection of 4,670Kton for 2023.

The Company replaced in December 2022, the projected expansion Capex in mining of approximately BRL 13.8 billion for the period of 2023-2027, related to phase 1 of the capacity addition project.

The Company, in December 2022, added the projected mining cash cost to a range between US$19/ton and US$21/ton in 2023.

The Company, in December 2022, added the projected volume of production and purchases of third-party ores to be between 39-41 Mton in 2023.

The Company, in December 2022, added the projected EBITDA in the Energy segment of BRL 23 million for 2022.

The Company replaced in December 2022, the projected Consolidated Capex in the range of BRL 5.5 - BRL 6.5 billion for the period of 2024-2027 with the projection of BRL 4.4 billion for 2023.

b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2021

Regarding the major deviations above and below the expectation, our evaluations are as follows:

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The increase in net debt, in millions of reais, compared to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the 1.0x Net Debt/EBITDA level.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollarized Cash Cost annual average was $2.6/t, worse than the guidance presented due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the mine’s and port’s fixed cost. If we discount the month of November from the calculation of the average of the year, the average cash cost would be $19.00, which is in line with what was expected by The Company.

2022

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The volume of ore production was impacted by above-normal rainfall in the Company's operations, which affected the mining and transportation capacity of the ore, and the ramp-up of projects connected to the Central Plant (CMAI 3, spirals, and regrinding).

The increase in Capex expenditures, which were above expectations, mainly occurred in the fourth quarter with the integration of Cimentos Brasil's operations.

The increase in net debt, in millions of reais, compared to the guidance, was mainly caused by large cash expenditures related to the Company's acquisitions, with the aim of diversifying its business portfolio.

c) as of projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they were abandoned or replaced.

Current and valid estimates:

Monitoring and changes in projections disclosed

Replaced estimates:

CSN replaced in Aug/22 Mining Cash Cost in 2022 between $20.00 - $22.00, against a previous expectation of $18.00.

CSN replaced in Aug/22 estimated volume of iron ore production in 2022 to 36-38Mton, against previous expectation of 39-41Mton.

The Company replaced in October/22 estimated Consolidated CAPEX in 2022 to the amount of BRL3,000 million, against a previous expectation of BRL 4,100 million.

The Company replaced in October/22 the leverage projection, measured by the Indicator Adjusted Net Debt/EBITDA from 1.0x in 2022 to a level between 1.75x and 1.95x between the closings of the annual balance sheets for 2022 and 2023.

The Company replaced in October/22 estimated iron ore production volume in 2022 to 34Mton, against previous expectation of 36-38Mton.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company replaced in December 2022, the projected steel sales volume of 4,480Kton for 2022 with the projection of 4,670Kton for 2023.

The Company replaced in December 2022, the projected expansion Capex in mining of approximately BRL 13.8 billion for the period of 2023-2027, related to phase 1 of the capacity addition project.

The Company, in December 2022, added the projected mining cash cost to a range between US$19/ton and US$21/ton in 2023.

The Company, in December 2022, added the projected volume of production and purchases of third-party ores to be between 39-41 Mton in 2023.

The Company, in December 2022, added the projected EBITDA in the Energy segment of BRL 23 million for 2022.

The Company replaced in December 2022, the projected Consolidated Capex in the range of BRL 5.5 - BRL 6.5 billion for the period of 2024-2027 with the projection of BRL 4.4 billion for 2023.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the parent company and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2023, which comprises the balance sheet as of June 30, 2023 and the related statements of income, comprehensive income for the three and six-month periods then ended, the statement of changes in equity and cash flows for the six month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the parent company and consolidated interim financial information, in accordance with NBC TG 21 - Interim Financial Statements and with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards for Reviews of Interim Financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the parent company and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Other matters

Statement of Value Added

The aforementioned quarterly information includes the parent company and consolidated Statements of Value Added (DVA), referring to the six-month period ended June 30, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements have been submitted to review procedures performed together with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added have not been prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the parent company and consolidated interim financial information taken as a whole.

Barueri, August 02, 2023.

Mazars Auditores Independentes – Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Éverton Araken Paetzold

Contador CRC 1PR 047.959/O-9

89

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI, and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended June 30,2023.

São Paulo, August 02, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

90

Quarterly Financial Information – June 30, 2023 – Companhia Siderúrgica Nacional – CSN (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended June 30,2023.

São Paulo, August 02, 2023

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.